Wembley plc



20 February 2004

Securities and Exchange Commission
450 Fifth Street NW
Washington DC 20549
USA


SEC MAIL PROCESSING
RECEIVED
FEB 25 2004
WASH. D.C.
158
SECTION

Dear Sirs,

WEMBLEY PLC

Enclosed are copies of:-

- Information that Wembley made public distributed under English law
  - Press Releases
- Reports that Wembley filed with the London Stock Exchange
  - Copies of Announcements made to the London Stock Exchange
- Information or reports that Wembley distributed to its shareholders during 2003
  - Annual Report and Accounts 2002
  - Interim Report 2003

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Yours faithfully,

Diana Bromley
Company Secretary

Wembley plc
Elvin House Stadium Way Wembley HA9 0DW
Telephone: 020 8902 8833 Fax: 020 8900 1046
e-mail: corporate@wembleyplc.com
Website: www.wembleyplc.com

Wembley confirms bid talks
(20/11/2003)

Further to the recent announcement by Penn National Gaming, Inc. that it is in discussions with Wembley, the Board of Wembley announces that it has received approaches from a number of parties expressing interest in acquiring some or all of the assets of the Company, in particular its Lincoln Park operation in Rhode Island, USA.

Whilst Wembley remains committed to operating as an independent company, it is exploring whether these approaches will result in attractive proposals being made.

A further announcement will be made in due course.

Enquiries:
College Hill Tel: 020 7457 2020
Matthew Smallwood / Justine Warren


SEC MAIL PROCESSING
RECEIVED
FEB 2 5 2004
WASH. D.C.
158
SECTION

WEMBLEY PLC
("Wembley" or "the Group")
Corporate Update

Wembley plc, the track-based gaming company operating in the UK and USA, today updated shareholders on current progress in a number of areas.

Colorado VLT initiative

Colorado voters yesterday rejected the proposal known as amendment 33 that would have commenced a State-run video lottery programme at Colorado's racetracks.

Wembley had stood to benefit from the passage of this amendment, being the owner of four out of the five racetracks in Colorado. Costs incurred by the Wembley Group in connection with this video lottery expansion are not expected to exceed £4.4m.

While the defeat of amendment 33 is unwelcome, it is not altogether surprising. There was concerted opposition to the amendment, funded by casino interests operating in the State, and the issue of the indictments in Rhode Island in September was also not helpful.

Following this outcome, Wembley expects to make a provision of approximately £1.6m against the carrying value of one of its non-racing properties. This provision, together with the costs incurred in connection with the video lottery expansion, will be charged to the profit and loss account as an exceptional item.

Trading

US gaming:

Underlying trading within the Group has been satisfactory. This is particularly so at Lincoln Park in Rhode Island, from where most of the Group's profit is derived. The Colorado operation has performed in line with our expectations.

The weekly drop from the video lottery terminals ("VLTs"), which is the key performance indicator of the Lincoln Park business, averaged approximately $5.20m in the third quarter, up 14.0% on the corresponding period in 2002 ($4.56m). For the ten-month period ended 31 October 2003, the average is $5.10m (2002 (whole year): $4.49m), corresponding to growth of around 13.6%.

This growth has largely been driven by the 570 additional VLTs introduced during the second quarter of this year. The increased revenue generated from these new VLTs broadly offsets the impact of Lincoln Park's new 27% share of VLT revenues (30.5% in second half of 2002).

The greyhound operation at Lincoln Park, although relatively small, has experienced a further decline in revenues, which has been compounded by an increase in the cost of providing the live and televised product.

UK gaming:

In line with other UK leisure operators, Wembley's UK gaming business experienced a challenging first six months, principally at Wimbledon and Catford. At Wimbledon, operational changes have been made that will help the second half, although, to date, operating conditions in terms of both attendance and spend per head have remained tough.

The Board has undertaken a review of the loss-making Catford operation and decided to dispose of the site. The operations at the track will cease with immediate effect, giving rise to a one-off charge of £0.6m. We will explore redevelopment opportunities that, it is anticipated, should yield proceeds in excess of book value.

The fourth quarter is the strongest quarter for this business and bookings are strong. However, with the business traditionally operating at capacity through the Christmas period, there is little ability to recover previous shortfalls. As a consequence, the operating profit

from the UK gaming business is expected to fall around £1.0m short of that achieved last year.

Exchange rate movement

The strengthening of sterling against the US dollar that has occurred in 2003 will adversely impact the reported results for 2003. The average for the year is expected to be in the region of £1:$1.63 (2002: £1:$1.44). This will have the effect of reducing the reported US profits by approximately £4.4m compared to 2002.

Litigation

There has been considerable media attention in both the UK and USA following the issue of the indictments in September against Lincoln Park and two of Wembley's executives. It is expected that this will continue in the run-up to the trial as the pre-trial process between the defence and prosecution attorneys is played out in a more public format than is common in the UK. At this stage, a date for the trial has yet to be set.

The Board remains firmly of the view that the allegations are without foundation and the two executives continue to have its full support. Lincoln Park and the two executives will vigorously defend themselves against these allegations.

The costs incurred so far this year are in the region of £1.0m. At this stage, it is difficult to predict what these may amount to at the year-end, although they are not expected to exceed £1.4m.

A dispute in Hong Kong that relates to the management of the Hong Kong Stadium by a Wembley subsidiary, and which has been flagged in our accounts since 1998, reaches court later this month. The claim against Wembley is for breach of contract. Wembley is counter-claiming for unlawful termination of the contract and breach of contract. Wembley has always viewed the possibility of an adverse outcome as small. Costs incurred this year are expected to be in the region of £0.6m.

Outlook

The Group's US gaming division continues to perform well, with strong growth in the VLT revenues delivered at Lincoln Park following the introduction of approximately 570 additional VLTs earlier this year. The average weekly drop for October, in what is historically the quieter fourth quarter, has remained strong at around $5.1m.

Further significant growth will come with the construction of a new building to house both these 570 VLTs and the approximately 730 that have yet to be installed. Construction will commence once Wembley has secured a long-term agreement in respect of its share of VLT revenue.

In the UK, the fourth quarter, which is the strongest trading period, has started well. The operational changes made at Wimbledon and the impending sale of Catford leave the business better positioned for the future. In addition, our tracks, as existing gaming centres in exclusively urban locations, have considerable potential to capitalise on the opportunities presented by the anticipated deregulation of gaming.

5 November 2003

Wembley plc **Tel: 020 8795 8003**
Claes Hultman, *Executive Chairman*
Mark Elliott, *Finance Director*

College Hill **Tel: 020 7457 2020**
Justine Warren
Matthew Smallwood

Board resignation
(18/9/2003)

Following the announcement last week that Nigel Potter had relinquished his executive duties whilst he devotes time to his defence against the indictments issued against him in Rhode Island, at a board meeting of Wembley plc yesterday Nigel Potter tendered his resignation as a director of Wembley plc. As previously announced, Claes Hultman, Chairman of Wembley plc, has assumed an executive role.

Nigel Potter continues to have the full support of Wembley plc.

The Board of Wembley plc continues to believe that no US laws were broken, nor was there any intention to break any US laws. No payment was approved and no payment was ever made. The Board remains of the view that the allegations contained within the indictments are without foundation. The allegations will be vigorously defended.

For further information, please call:

Dan de Belder/Alex Mackey
The Communication Group plc
020 7630 1411

PRESS RELEASE
10 September 2003

DECISION FROM THE GRAND JURY INVESTIGATION IN RHODE ISLAND, USA

Wembley plc ["Wembley"] has been informed that, following an investigation by a Federal Grand Jury in Rhode Island, USA, indictments have been issued against one of its US subsidiaries, Lincoln Park Inc. ["Lincoln Park"], and against Nigel Potter, Wembley's Chief Executive, and Dan Bucci, the Chief Executive of Lincoln Park [together the "Executives"].

These allegations arise from the consideration of a possible bonus or retainer to Lincoln Park's long-standing external legal attorney in Rhode Island. The indictments allege that this constituted a conspiracy to improperly influence the actions of public officials.

Wembley has co-operated with the Grand Jury investigation over the last 22 months; however, the process is such that the Grand Jury only hears the evidence that the prosecutor chooses to introduce. The Board of Wembley remains of the view that the allegations are without foundation and Lincoln Park will vigorously defend itself against these allegations. In addition, the Board of Wembley fully supports the Executives, who will also vigorously defend themselves against these allegations.

As this matter is expected to require the Executives to devote substantial time to their defence, the Executives will stand down from their respective executive duties during this process. Accordingly, Claes Hultman, Chairman of Wembley, will be assuming an executive role during the forthcoming period and the General Manager of Lincoln Park will assume overall responsibility for the operations at Lincoln Park.

As the indictments have only just been announced, it is too early to assess any impact on the Group of an adverse outcome at trial.

Claes Hultman, Chairman of Wembley, commented:

"The Board of Wembley plc believes that no US laws were broken, nor was there any intention to break any US laws. No payment was approved and no payment was ever made, and we remain of the view that these allegations are without foundation. The indicted Executives have the full support of Wembley plc. These allegations will be vigorously defended."

For further information, please call:

Dan de Belder	The Communication Group plc	020 7630 1411
Alex Mackey	The Communication Group plc	020 7630 1411

E-mail corporate@wembleyplc.com

www.wembleyplc.com

PRESS RELEASE
7 August 2003

WEMBLEY PLC ANNOUNCES INTERIM RESULTS AND A DIVIDEND 8.3% HIGHER AT 6.5p PER SHARE

Wembley plc, the track-based gaming company operating in the UK and USA, today announced its interim results for the six months ended 30 June 2003. Operating performance in the US Gaming division was strong, although profits overall were impacted by a weak US dollar. The dividend has been increased by 8.3% to 6.5p per share.

Financial highlights

	30 June 2003	30 June 2002	
Earnings per share	**32.1p**	11.9p	+169.7%
Earnings per share (adjusted)	**32.1p**	33.2p	-3.3%
Profit before tax	**£18.50m**	£8.24m	+124.5%
Operating profit (continuing operations)	**£18.02m**	£20.05m	-10.1%
Average weekly VLT drop	**$5.0m**	$4.5m	+11.1%
Dividend per share	**6.5p**	6.0p	+8.3%

Operating profit in the six-month period was £18.0m. This was achieved despite the significant strengthening of sterling against the US dollar to an average rate for the first six months of £1:$1.61 (2002: £1:$1.44), which adversely affected profit in the period by approximately £2.0m compared to the same period last year. In addition, legal costs of approximately £0.6m were incurred in connection with the Grand Jury investigation in Rhode Island.

The underlying performance of the US Gaming division was strong, due to the video lottery terminal ("VLT") operation at Lincoln Park in Rhode Island. The average weekly VLT drop, which is the key performance indicator of this business, increased by 11.1% to $5.0m (2002: $4.5m).

Earnings per share increased to 32.1p (2002: 11.9p). After adjusting the 2002 result for non-recurring items, the 2003 result was 1.1p (3.3%) lower than the corresponding figure in 2002, again largely as a result of the strength of sterling against the US dollar (impact -3.6p). There were positive impacts from trading, interest and tax (+1.9p) and from the reduced number of shares in issue following the share buybacks during 2002 (+1.8p), partially offset by higher legal costs incurred in Rhode Island (-1.2p).

An interim dividend of 6.5p per share (2002: 6.0p) has been declared, representing an increase of 8.3%.

Strategic progress

Wembley is a focused track-based gaming business operating in three jurisdictions – Rhode Island and Colorado in the USA, and the UK. Growth potential exists within each of these jurisdictions, achievement of which is dependent upon the realisation of certain key strategic opportunities. Good progress was made during the period in relation to each of these.

- In January 2003, Lincoln Park was successful in its application for a further 1,300 VLTs, bringing the total number permitted to 3,000. 570 of these new VLTs have already been introduced into the existing building. In addition, negotiations have begun towards securing a long-term revenue sharing agreement with the State of Rhode Island that will provide a basis for Wembley to construct a new building to accommodate all 1,300 new VLTs.
- During May 2003, the UK Gaming business completed the acquisition of the Perry Barr greyhound track in Birmingham for £4.2m, increasing its portfolio of tracks to seven. This acquisition is consistent with the strategy of increasing the number of quality tracks within the portfolio and forms part of the longer-term strategy of positioning the UK Gaming business to take advantage of the expected future gaming deregulation.
- In Colorado, a group supporting the Colorado tourism industry has proposed an initiative that is proceeding towards a Colorado State-wide ballot in November 2003. This initiative, if approved, will expand the Colorado Lottery in order to benefit tourism promotion, parks and recreation, and school rehabilitation through the authorisation of VLTs at Colorado's casinos and racetracks. Wembley owns four of the five racetracks in Colorado.

Grand Jury investigation

Wembley continues to co-operate with a Federal Grand Jury investigation in the USA into an allegation that potentially illegal payments were proposed in relation to the Lincoln Park business in Rhode Island. This allegation implies that potentially serious offences were contemplated. There remains a significant possibility of claims or charges being brought, which could have material consequences for the Group. Any such claims or charges would be vigorously resisted, as the Directors remain of the view that the allegation is without foundation.

Claes Hultman, Chairman of Wembley, commented:

"2003 has so far been a satisfactory year for the strategic development of Wembley with approval received for an additional 1,300 VLTs at our Lincoln Park business and the consequent achievement of an 11% increase in VLT revenues following the installation of 570 of these new machines. This level of increase in VLT revenues is expected to continue for the remainder of 2003.

In the medium term, significant opportunities are available to Wembley. Successes in both the ballot in Colorado and in the negotiation of a long-term deal with the State of Rhode Island and the consequent construction of a new building at Lincoln Park provide an opportunity for Wembley to return to its historic high rates of growth."

For further information, please call:

Claes Hultman	Chairman, Wembley plc	020 8795 8003
Nigel Potter	Chief Executive, Wembley plc	020 8795 8003
Mark Elliott	Finance Director, Wembley plc	020 8795 8003
Michael Holmes	The Communication Group plc	020 7630 1411
Dan de Belder	The Communication Group plc	020 7630 1411

www.wembleyplc.com

Chairman's statement

Operationally, the first half of 2003 has been a satisfactory period for Wembley. Profit growth of 5.2% was achieved at our principal US Gaming business, although the overall result was severely impacted by the strengthening of sterling against the US dollar. Strategically, good progress was made in a number of areas, with approval granted for an additional 1,300 video lottery terminals ("VLTs") at our Lincoln Park business in Rhode Island, the acquisition of a UK greyhound track and further progress made towards a VLT-enabling ballot in Colorado later this year.

Operating profit increased by 4.7% to £18.0m (2002: £17.2m). The 2002 result included losses from discontinued operations and exceptional items. After adjusting for these, this year's result was £2.0m (10.1%) lower than the corresponding figure in 2002. The principal cause was the **significant strengthening of sterling against the US dollar** to an average rate for the first six months of £1:$1.61 (2002: £1:$1.44), which adversely affected profit in the period by approximately £2.0m. It is the Board's policy not to actively manage foreign exchange exposure and, as such, our results are sensitive to exchange rate movements. In addition, legal costs of approximately £0.6m (2002: £0.1m) were incurred in the period in connection with the Grand Jury investigation in Rhode Island.

The underlying performance of the **US Gaming** division was strong, due principally to the VLT operation at Lincoln Park in Rhode Island. The average weekly VLT drop, which is the key performance indicator of this business, increased by 11.1% to $5.0m (2002: $4.5m for both the first six months and full year), contributing to a $1.5m (5.2%) increase in operating profit from the US Gaming division, before the impact of the higher legal costs.

In common with many UK leisure operators, some of the tracks in our **UK Gaming** business, particularly those in London, experienced tough trading conditions. This resulted in a profit for the period of £1.4m (2002: £2.0m). Actions have been taken to streamline operations, principally at our Wimbledon track, which will help results in the traditionally more profitable second half of the year.

Earnings per share increased to 32.1p (2002: 11.9p). After adjusting the 2002 result for non-recurring items, the 2003 result was 1.1p (3.3%) lower than the corresponding figure in 2002, again largely as a result of the strength of sterling against the US dollar (impact -3.6p). There were positive impacts from trading, interest and tax (+1.9p) and from the reduced number of shares in issue following the share buybacks during 2002 (+1.8p), partially offset by higher legal costs incurred in Rhode Island (-1.2p).

The Board has declared an **interim dividend of 6.5p** per share (2002: 6p), which reflects a rise of 8.3% and recognises the continuing underlying growth of the business. The interim dividend will be paid on 19 September 2003 to those shareholders on the Register at 27 August 2003.

The Board of Wembley remains committed to its policy of using the **purchase and cancellation of the company's own shares** as a method of generating value for shareholders. The Board reviews the appropriateness of the timing of such purchases on a regular basis and, so far this year, has not sanctioned the purchase of any shares. Further purchases will be made when the Board decides that this is in the best interests of all of the company's shareholders.

Strategic developments

In January 2003, we received permission from the Rhode Island Lottery Commission for the introduction of a **further 1,300 VLTs into Lincoln Park**, bringing the total number permitted to 3,000. Prior to construction of a new building to house these new VLTs, 458 were installed on the second floor of the existing building early in March 2003 and, in mid-May, a further 112 were installed on the ground floor. It is these additional VLTs that are the principal source of the growth in VLT revenue during the period and the increase in profits.

At the time the new machines were approved, in an effort to further bridge the deficit in the State of Rhode Island's budget, proposals were made to reduce our **share of the VLT revenues** generated at Lincoln Park. With the conclusion of the Rhode Island budget setting process in early July 2003, our share of the VLT revenue was reduced to 27%, effective from 1 July 2003. This compares to a share of 30.5% in the first six months of 2003 and a previously anticipated share for the second six months of 30.0% (2002: 31.0% and 30.5% respectively). The impact of this 3% reduction in our share of VLT revenues on second half profits, based on current revenue levels, is approximately $3.9m.

As part of the discussions during the State budget setting process, we sought to secure a long-term agreement with the State of Rhode Island, thereby establishing our share of the VLT revenues in order that our business can, in conjunction with the State of Rhode Island, plan confidently for the future. A proposal for a ten-year deal, with Lincoln Park receiving 27% throughout that period, was passed by the Senate, although did not get through the House of Representatives principally, we believe, due to lack of legislative time. It is a **key objective to secure a long-term agreement** and we are hopeful that we will be able to achieve this during the next legislative session early in 2004.

Preparatory work continued on a **new building at Lincoln Park** to accommodate the new VLTs. However, following both the reduction in our share of VLT revenues and the current absence of certainty over future levels of revenue share, the level and timing of any investment are now under review, pending the negotiation of a long-term revenue sharing agreement.

In Colorado, a group supporting the Colorado tourism industry has proposed an initiative that is proceeding towards a **Colorado State-wide ballot on 4 November 2003**. This proposal, if approved, will expand the Lottery in order to benefit tourism promotion, parks and recreation, and school rehabilitation. Under the proposal, a commission will be paid to the owners of the racetracks and casinos that offer VLTs, out of which they will meet all operating costs. The commission payable is the lower of 6% of the total amounts wagered or, more likely, 39% of net VLT revenues. Wembley owns four of the five tracks in Colorado.

During May 2003, our UK Gaming business completed the **acquisition of the Perry Barr greyhound track in Birmingham** for £4.2m, increasing the number of tracks that we own to seven. This acquisition is consistent with our strategy of increasing the number of quality tracks in our portfolio and forms part of our longer-term strategy of positioning the UK Gaming business to take advantage of the future gaming deregulation expected in the UK.

Rhode Island investigation

Wembley continues to co-operate with a Federal Grand Jury investigation in the USA into an allegation that potentially illegal payments were proposed in relation to the Lincoln Park business in Rhode Island. This allegation implies that potentially serious offences were contemplated. There remains a significant possibility of claims or charges being brought, which could have material consequences for the Group. Any such claims or charges would be vigorously resisted, as the Directors remain of the view that the allegation is without foundation.

Outlook

2003 has so far been a satisfactory year for the strategic development of Wembley with approval received for an additional 1,300 VLTs at our Lincoln Park business and the consequent achievement of an 11% increase in VLT revenues following the installation of 570 of these new machines. This level of increase in VLT revenues is expected to continue for the remainder of this year. However, the reduction in our share of these VLT revenues will adversely affect our profits in the second half by around $3.9m.

As forewarned over the last 12 months, the current weakness of the US dollar has had, and, at its current rate, will continue to have in the second half of 2003, a significant impact on our sterling denominated profits.

In the medium term, significant opportunities are available to Wembley. Successes in both the ballot in Colorado and in the negotiation of a long-term deal with the State of Rhode Island and the consequent construction of a new building at Lincoln Park provide an opportunity for Wembley to return to its historic high rates of growth.

Claes Hultman
Chairman
6 August 2003

Review of operations

Continuing operations

US Gaming

US Gaming comprises operations in Rhode Island and Colorado. The Lincoln Park facility in Rhode Island is the major business. It houses 2,272 video lottery terminals ("VLTs"), has received approval to bring the total to 3,000 VLTs and stages live greyhound racing. The Colorado business owns and operates three greyhound-racing tracks and one horse-racing track, together with an off-track betting operation.

Operating profit:	2003	2002	
	$29.1m	$28.3m	+2.8%
	£18.0m	£19.6m	- 8.2%

US dollar denominated operating profits of $29.1m were $0.8m (2.8%) higher than for the corresponding period last year (2002: $28.3m). Excluding the higher legal costs incurred in 2003 in relation to the Grand Jury investigation, the increase was $1.5m (5.2%).

As a result of an approximate £2.0m adverse impact arising from the significant strengthening of sterling against the US dollar to an average rate of £1:$1.61 (2002: £1:$1.44), sterling denominated profits were £1.6m lower (8.2%) compared to the corresponding period of 2002.

Contribution from the VLT operation at Lincoln Park increased by around $2.1m. This was due to an increase in VLT revenue of $3.4m, offset by increased operating costs of $1.3m. The increase in VLT revenue was attributable to a $0.5m (11.1%) rise in the average weekly VLT drop (2003: $5.0m, 2002: $4.5m), offset by a 0.5% reduction in our share of this revenue (first six months of 2003: 30.5%; first six months of 2002: 31.0%). The additional operating costs of $1.3m were incurred principally in the areas of labour and facility running costs.

Contribution from the greyhound racing operation at Lincoln Park declined by around $0.6m. This was primarily due to an increase in the cost of broadcasting horse races for simulcast betting and the suspension of live greyhound racing at Lincoln Park for much of April following an outbreak of kennel cough.

In January 2003, the Rhode Island Lottery Commission approved a further 1,300 VLTs to be installed at Lincoln Park, bringing the total permitted to 3,000. Due to space limitations within the existing building, it has not yet been possible to introduce all of these additional units. 458 were installed on the second floor during March 2003 and a further 112 were installed on the ground floor during May, utilising space created by the relocation of some parimutuel racing activities.

The second floor is not an ideal location for these additional VLTs as, historically, VLTs on upper floors have performed significantly less well than those located on the ground floor. Management has sought to increase the utilisation of the new gaming area by locating the more popular games there, by creating themed gaming areas and through the construction of an adjacent bar and dining area. To date, this strategy has been successful and the revenue generated by the VLTs on the second floor has exceeded levels previously experienced. We estimate that, on average, these second-

floor VLTs have yielded incremental revenues of around 30% of those located on the ground floor.

The growth in average weekly VLT drop by quarter since 1999 is shown below. The average weekly drop of $5.2m in the second quarter of 2003 includes one week in which a new record drop of $5.67m was achieved. This record was set in the week ended 31 May 2003, which included Memorial Day, a US public holiday.



Average weekly VLT drop by quarter
5.5
5.0
4.5
4.0
$'m
3.5
3.0
2.5
2.0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2
1999
2000
2001
2002
2003

The growth in the average weekly VLT drop during 2003 is all the more impressive given a stagnant US economy and particularly severe winter weather conditions. Whilst the increased supply of VLTs during the period is a key driver behind this growth, the marketing programme at Lincoln Park, which included radio, television and billboard advertising, has also contributed. The Diamond Club, Lincoln Park's loyalty programme, has approximately 32,000 members and is used to promote the business on less busy midweek days through scan card promotions. Three such promotions were run in the first six months in which Diamond Club members are sent a scan card, which can be redeemed at the entrance of Lincoln Park on the day of the promotion for a cash amount. New components of marketing, aimed at further increasing the footfall on the second floor, such as karaoke and comedy shows, are planned for the second half of the year.

At the time the new VLTs were approved, in an effort to further bridge the deficit in the State of Rhode Island's budget, proposals were made to reduce Wembley's share of the VLT revenues generated at Lincoln Park. With the conclusion of the Rhode Island budget setting process in early July 2003, our share of the VLT revenue was reduced to 27%, effective from 1 July 2003. This compares to a share of 30.5% in the first six months of 2003 and a previously anticipated share for the second six months of 30.0% (2002: 31.0% and 30.5% respectively). The impact of this 3% reduction in our share of VLT revenues on second half profits, based on current revenue levels, is approximately $3.9m.

As part of the discussions during the State budget setting process, we sought to secure a long-term agreement with the State of Rhode Island, thereby establishing our share of the VLT revenues in order that the business can, in conjunction with the State of Rhode Island, plan confidently for the future. A proposal for a ten-year deal, with Lincoln Park receiving 27% throughout that period, was passed by the Senate, although did not get through the House of Representatives principally, we believe, due to lack of legislative time. It is a key objective to secure a long-term agreement and we are hopeful of securing one during the next legislative session early in 2004.

Preparatory work continued on a new building at Lincoln Park to accommodate the new VLTs. However, following both the reduction in Wembley's share of VLT revenues and the current absence of certainty over future levels of revenue share, the level and timing of any investment are now under review, pending the negotiation of a long-term revenue sharing agreement.

Our competitive position remains strong. There was no expansion of gaming in States adjacent to Rhode Island. In Massachusetts, a proposal allowing for slot machines at the State's four racetracks was defeated in the Legislature. Consideration by the Rhode Island Legislature of an expansion of gaming in Rhode Island, possibly through the development of a casino, was postponed for another year. The Governor has publicly stated his opposition to such a proposal.

The Colorado operations contributed a marginal increase in profitability compared to the corresponding period in 2002. This was achieved primarily through cost savings following an aggressive targeting of the cost base and in spite of a 10% decline in betting revenues. The latter was primarily the result of our reduction of the number of live greyhound race meetings held at certain of our tracks. In May, the food and beverage concessions functions at two of the tracks, which had previously been subcontracted to a third party, were brought in-house. This is expected to result in improvements in profitability.

In Colorado, a group supporting the Colorado tourism industry has proposed an initiative that is proceeding towards a Colorado State-wide ballot on 4 November 2003. This proposal, if approved, will expand the Lottery in order to benefit tourism promotion, parks and recreation, and school rehabilitation. Under the proposal, a commission will be paid to the owners of the racetracks and casinos that offer VLTs, out of which they will meet all operating costs. The commission payable is the lower of 6% of the total amounts wagered or, more likely, 39% of net VLT revenues. The US Gaming division owns four of the five tracks in Colorado. To date, costs of approximately £0.5m have been incurred in pursuit of this and other business expansion opportunities. In total, we have budgeted to spend $10m during the course of this year. Should there be a negative outcome in respect of this VLT opportunity, all costs incurred will, at that stage, be charged to the profit and loss account.

UK Gaming

UK Gaming comprises seven greyhound tracks located in Manchester (Belle Vue), Birmingham (Hall Green and Perry Barr), Oxford, Wimbledon, Catford and Portsmouth, making Wembley the UK's leading owner/operator of greyhound tracks.

Operating profit:	2003	2002	
	£1.4m	£2.0m	- 30.0%

The UK Gaming division achieved an operating profit of £1.4m, which is £0.6m below that achieved in the corresponding period of 2002. The principal causes of this reduction were disappointing performances at our two London tracks and increases in insurance costs and pension contributions. The latter follows the approval of the new pension scheme valuation by the pension scheme trustees in March 2003.

Profits at our Wimbledon track fell significantly below last year's levels due to difficult trading conditions. The addition of an extra weekly meeting, bringing the number up from three race meetings per week to four, introduced additional costs and did not prove profitable. Management has undertaken a review of the cost base and

reduced staffing levels in line with market conditions. Wimbledon has also reverted to the more traditional racing format of three race meetings per week for the remainder of the year, with the probable exception of the busy Christmas period. Catford, our other London track, also experienced a challenging first six months, although its results are less significant in overall Group terms. It too has reduced its number of race nights by one. All other tracks were at or around prior year levels.

On 27 May 2003, the acquisition of the Perry Barr greyhound track in Birmingham was completed for £4.2m, increasing the number of tracks in the portfolio to seven. Located in the north of Birmingham, Perry Barr is ideally situated to complement our existing Hall Green greyhound stadium in the south of the city, and positions Wembley as Birmingham's only greyhound operator. A capital investment programme, estimated at £2.25m, will commence later this year and will increase the capacity of the restaurant as well as improve the standard of the facilities on offer, which should significantly improve the track's profitability. This acquisition is consistent with the strategy for this division, which is to increase the number of quality tracks in the portfolio and, in the longer term, position the business to exploit the opportunities that will be presented by the expected deregulation of gaming in the UK.

In June 2003, the local authority planning committee in Liverpool heard and rejected our planning application for the construction of a new greyhound track in the city. We are currently preparing an appeal against this decision. In the meantime, discussions continue with a number of other parties in respect of both the acquisition of existing stadia and the development of new tracks.

The opportunities presented by the anticipated deregulation of gaming in the UK remain open to us. However, it does not appear as though the Government will introduce radical changes in the near term. In the longer term, our tracks, as existing gaming centres in exclusively urban locations, have considerable potential to benefit from deregulation.

Group profit and loss account

	Note	Six months ended 30 June 2003 £'m	Six months ended 30 June 2002 £'m	Year ended 31 December 2002 £'m
Turnover:				
Continuing operations		**50.50**	51.23	101.13
Discontinued operations		-	10.07	13.89
Total turnover	2	**50.50**	61.30	115.02
Operating profit:				
Operating profit from continuing operations	2	**18.02**	20.05	38.87
Discontinued operations:				
Discontinued operations before exceptional items	2	-	(1.29)	(1.42)
Exceptional items relating to discontinued operations	3	-	(1.59)	(1.59)
Discontinued operations		-	(2.88)	(3.01)
Total operating profit	2	**18.02**	17.17	35.86
Non-operating exceptional items:				
Sale or termination of discontinued businesses	4	-	(8.95)	(8.68)
Provision for loss on disposal of discontinued businesses	4	-	-	(1.68)
Non-operating exceptional items		-	(8.95)	(10.36)
Net interest receivable		**0.48**	0.02	0.61
Profit before taxation		**18.50**	8.24	26.11
Taxation	5	**(7.40)**	(3.89)	(10.78)
Profit after taxation		**11.10**	4.35	15.33
Ordinary dividend	6	**(2.26)**	(2.07)	(6.21)
Retained profit		**8.84**	2.28	9.12
Earnings per share	7	**32.1p**	11.9p	42.7p
Diluted earnings per share	7	**31.8p**	11.7p	42.2p
Adjusted earnings per share	7	**32.1p**	33.2p	67.4p
Dividend per share	6	**6.5p**	6.0p	18.0p

Group balance sheet

	Note	At 30 June 2003 £'m	At 30 June 2002 £'m	31 December 2002 £'m
Fixed assets				
Intangible assets		**1.28**	2.37	0.55
Tangible assets		**172.89**	227.77	171.28
		174.17	230.14	171.83
Current assets				
Debtors: recoverable within one year		**24.37**	13.59	22.29
Debtors: recoverable after more than one year		**14.72**	0.55	14.01
Cash at bank and in hand		**6.18**	10.48	5.92
		45.27	24.62	42.22
Creditors: amounts falling due within one year				
Bank and other borrowings		**(5.00)**	(17.00)	(2.03)
Ordinary dividend	6	**(2.25)**	(2.15)	(4.14)
Other creditors		**(10.44)**	(20.55)	(12.28)
		(17.69)	(39.70)	(18.45)
Provisions for liabilities and charges		**(6.50)**	(15.32)	(6.63)
Net assets		**195.25**	199.74	188.97
Capital and reserves				
Share capital	8	**34.60**	35.91	34.48
Share premium account	8	**0.66**	0.15	0.32
Revaluation reserve	8	**65.02**	68.89	66.19
Capital redemption reserve	8	**1.65**	0.15	1.65
Profit and loss account	8	**93.32**	94.64	86.33
Equity shareholders' funds		**195.25**	199.74	188.97

Group cash flow statement

	Note	Six months ended 30 June 2003 £'m	Six months ended 30 June 2002 £'m	Year ended 31 December 2002 £'m
Cash flow from operating activities	9	**16.33**	21.47	41.44
Returns on investments and servicing of finance				
Net interest received		**0.07**	0.11	0.19
Taxation				
Corporation tax received		**-**	2.52	3.30
Overseas tax paid		**(8.35)**	(9.28)	(14.35)
Net cash outflow for tax paid		**(8.35)**	(6.76)	(11.05)
Capital expenditure and financial investment				
Proceeds from the disposal of tangible fixed assets		**0.02**	0.02	0.16
Purchase of tangible fixed assets		**(2.85)**	(3.23)	(7.33)
Net cash outflow for capital expenditure and financial investment		**(2.83)**	(3.21)	(7.17)
Acquisitions and disposals				
Net proceeds from sale of Group undertakings		**0.04**	5.12	17.39
Net cash disposed of with Group undertakings		**(0.09)**	(1.90)	(2.98)
Payments made to acquire Group undertaking	10	**(4.22)**	-	-
Cash acquired on purchase of Group undertaking		**0.11**	-	-
Payments made on termination of Group undertakings		**-**	(0.22)	-
Net cash (outflow)/inflow for acquisitions and disposals		**(4.16)**	3.00	14.41
Equity dividends paid		**(4.15)**	(3.63)	(5.79)
Net cash (outflow)/inflow before management of liquid resources and financing		**(3.09)**	10.98	32.03
Management of liquid resources				
Cash drawn/(placed) on short term bank deposits		**0.24**	(2.54)	1.84
Financing				
Loans drawn		**5.00**	17.00	-
Purchase of shares		**-**	(11.03)	(21.72)
Issue of shares	8	**0.46**	0.80	1.04
Net cash inflow/(outflow) from financing		**5.46**	6.77	(20.68)
Increase in cash in the period		**2.61**	15.21	13.19

Reconciliation of net cash flow to movement in net debt

	Six months ended 30 June 2003 £'m	Six months ended 30 June 2002 £'m	Year ended 31 December 2002 £'m
Increase in cash in the period	**2.61**	15.21	13.19
Cash inflow from drawn loans	**(5.00)**	(17.00)	-
Cash (inflow)/outflow in respect of short term bank deposits	**(0.24)**	2.54	(1.84)
Movement in net funds resulting from cash flows	**(2.63)**	0.75	11.35
Foreign exchange translation difference	**(0.08)**	(0.38)	(0.57)
Movement in net (debt)/funds in the period	**(2.71)**	0.37	10.78
Opening net funds/(debt)	**3.89**	(6.89)	(6.89)
Closing net funds/(debt)	**1.18**	(6.52)	3.89

Statement of total recognised gains and losses

	Note	Six months ended 30 June 2003 £'m	Six months ended 30 June 2002 £'m	Year ended 31 December 2002 £'m
Profit for the financial period		**11.10**	4.35	15.33
Exchange differences	8	**(3.02)**	(6.67)	(13.85)
Surplus tax provision write-back		-	5.10	5.12
Total recognised gains relating to the period		**8.08**	2.78	6.60
Prior year adjustment relating to deferred tax		-	(5.40)	(5.40)
Total recognised gains/(losses) since previous year end		**8.08**	(2.62)	1.20

Notes to the accounts

1. Preparation of financial information

The interim financial statements have been prepared on the basis of the accounting policies set out in the Group's 2002 statutory accounts.

These statements are unaudited, although the auditors, Ernst & Young LLP, have carried out a review and their report is set out at the end of this statement. The statements were approved by the Board of Directors on 6 August 2003. The financial information contained in this statement does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. The financial information for the full preceding year is based on the statutory accounts for the financial year ended 31 December 2002. These accounts have been filed with the Registrar of Companies.

2. Segmental analysis

	Six months ended 30 June		Year ended 31 December
	2003	2002	2002
Turnover	**£'m**	£'m	£'m
Continuing operations:			
Gaming:			
US	**37.52**	39.48	76.65
UK	**12.98**	11.75	24.48
Turnover from continuing operations	**50.50**	51.23	101.13
Discontinued operations:			
Gaming	-	0.18	0.15
Events Services	-	9.89	13.74
Turnover from discontinued operations	-	10.07	13.89
Turnover	**50.50**	61.30	115.02

Operating profit			
Continuing operations:			
Gaming:			
US	**18.05**	19.59	37.51
UK	**1.42**	1.99	4.51
Central management	**(1.45)**	(1.53)	(3.15)
Operating profit from continuing operations	**18.02**	20.05	38.87
Discontinued operations:			
Gaming	-	(1.14)	(1.14)
Events Services	-	(0.15)	(0.28)
Discontinued operations before exceptional items	-	(1.29)	(1.42)
Exceptional items relating to discontinued operations	-	(1.59)	(1.59)
Operating profit	**18.02**	17.17	35.86

3. Exceptional items relating to discontinued operations

	Six months ended 30 June		Year ended 31 December
	2003	2002	2002
	£'m	£'m	£'m
Impairment of goodwill (note 4)	-	(1.59)	(1.59)

4. Non-operating exceptional items

	Six months ended 30 June		Year ended 31 December
	2003	2002	2002
	£'m	£'m	£'m
Provision for loss on sale of The Corporate Innovations Company Limited	-	-	(1.68)
Sale or termination of discontinued businesses:			
Sale of Wembley Sports Arena Limited	-	1.26	1.14
Sale of 50% shareholding in The Beatles Story Limited	-	0.34	0.34
Sale of Wembley International Limited and Wembley Ticketing business	-	-	(0.15)
Sale of Wembley (London) Limited	-	(8.25)	(8.22)
Termination of 24dogs	-	(2.30)	(1.79)
Sale or termination of discontinued businesses	-	(8.95)	(8.68)
	-	(8.95)	(10.36)

Sale of The Corporate Innovations Company Limited

On 5 February 2003, the sale of The Corporate Innovations Company Limited to its management was completed. Initial proceeds of £50,000 in cash and deferred proceeds of £1.0m were received. This equated to the carrying value of the business at the disposal date.

A provision of £1.6m was booked against the carrying value of the associated goodwill at 30 June 2002 (note 3) and a further provision of £1.7m was booked at 31 December 2002. Following the two provisions that were booked in 2002, the completion of the disposal of the company in February 2003 resulted in no accounting profit or loss being recognised in 2003.

Sale of Wembley (London) Limited

The sale of Wembley (London) Limited was completed in August 2002 to Quintain Estates and Developments plc ["Quintain"]. Total proceeds were £48.6m. £16.0m was received on completion, with £18.6m and £14.0m receivable in December 2003 and December 2004 respectively. Wembley will settle former inter-company balances of a net £3.3m.

All deferred amounts have been discounted back to their present value using a discount rate of 3%. This discount of £1.6m will be unwound during the period through to December 2004. £0.4m was released within interest receivable in 2002, and a further £0.4m has been released in the six-month period to 30 June 2003. The two deferred payments are secured by a parent company guarantee from Quintain and by a charge over the major element of the land and businesses sold.

5. Taxation

	Six months ended 30 June		Year ended 31 December
	2003	2002	2002
	£'m	£'m	£'m
UK corporation tax on continuing operations	**0.40**	0.30	-
UK corporation tax on discontinued operations	-	(0.33)	-
Overseas taxation	**7.00**	7.63	14.84
Adjustment in respect of prior year taxation	-	(3.17)	(4.52)
Tax on sale or termination of businesses	-	(0.54)	-
Current tax	**7.40**	3.89	10.32
Deferred tax	-	-	0.46
Total tax	**7.40**	3.89	10.78

The effective tax rate, adjusted in 2002 for the effects of discontinued operations, exceptional items, loss on sale or termination of discontinued businesses and prior year tax credits, is 40% (Interim 2002: 39.75%) and represents the Directors' best estimate of the annual effective tax rate.

6. Ordinary dividend

	Six months ended 30 June		Year ended 31 December
	2003	2002	2002
	£'m	£'m	£'m
Interim dividend	**2.25**	2.15	2.15
Final dividend	-	-	4.14
Adjustment in respect of prior year final dividend	**0.01**	(0.08)	(0.08)
	2.26	2.07	6.21

An interim dividend of 6.5p per share (2002: 6.0p) on 34,600,043 shares (2002: 35,914,831) has been declared, which will be paid on 19 September 2003 to those shareholders on the Register on 27 August 2003.

7. Earnings per share

	Six months ended 30 June 2003	Six months ended 30 June 2002	Year ended 31 December 2002
The earnings per share figures have been calculated as follows:			
Profit for the period (£'m)	**11.10**	4.35	15.33
Weighted average number of shares in issue ('m)	**34.59**	36.50	35.87
Earnings per share (pence)	**32.1**	11.9	42.7
Diluted earnings per share (pence)	**31.8**	11.7	42.2

The diluted earnings per share is based on the profit for the period as shown above and on the ordinary shares calculated as follows:

	No. 'm	No. 'm	No. 'm
Basic weighted average number of shares	**34.59**	36.50	35.87
Dilutive potential ordinary shares:			
Executive Share Option Schemes	**0.22**	0.47	0.39
Employee Sharesave Schemes	**0.04**	0.10	0.07
	34.85	37.07	36.33
Fair value (average price for the period) of Wembley plc shares was:	**£6.46**	£7.62	£7.30

The adjusted earnings per share figure has been calculated as follows:

	Pence	Pence	Pence
Basic earnings per share	**32.1**	11.9	42.7
Adjustments:			
Operating profit from discontinued operations	-	3.5	4.0
Exceptional items relating to discontinued operations	-	4.4	4.4
Tax on discontinued operations	-	(0.9)	-
Sale or termination of discontinued businesses	-	24.5	28.9
Tax on sale or termination of discontinued businesses	-	(1.5)	-
Prior year corporation tax adjustment	-	(8.7)	(12.6)
Adjusted earnings per share	**32.1**	33.2	67.4

An adjusted earnings per share figure is included as, in the opinion of the Directors, this gives a more useful indication of underlying performance.

The adjusted earnings per share figure for the year ended 31 December 2002 disclosed above has been changed from that disclosed in the 2002 Annual Report to exclude the impact of discontinued operations.

8. Reconciliation of movements on reserves

	Share capital £'m	Share premium account £'m	Revaluation reserve £'m	Capital redemption reserve £'m	Profit and loss account £'m	Equity shareholders' funds £'m
At 1 January 2003	34.48	0.32	66.19	1.65	86.33	**188.97**
Retained profit for the period	-	-	-	-	8.84	**8.84**
Issue of shares	0.12	0.34	-	-	-	**0.46**
Exchange differences	-	-	(1.17)	-	(1.85)	**(3.02)**
At 30 June 2003	**34.60**	**0.66**	**65.02**	**1.65**	**93.32**	**195.25**

Issue of shares

During the period to 30 June 2003, a number of options under the Group Sharesave Scheme and Executive Share Option Schemes were exercised. In total, 123,413 options were exercised at prices ranging from £2.60 to £6.87.

Exchange differences

The adverse exchange difference has arisen as a result of the closing £:$ exchange rate moving from £1:$1.61 at 31 December 2002 to £1:$1.65 at 30 June 2003.

9. Reconciliation of operating profit to net cash flow from operating activities

	Six months ended 30 June		Year ended 31 December
	2003	2002	2002
	£'m	£'m	£'m
Operating profit from continuing operations	**18.02**	20.05	38.87
Operating loss from discontinued operations	-	(1.29)	(1.42)
Exceptional items relating to operating profit	-	(1.59)	(1.59)
Depreciation	**1.48**	2.55	4.26
Amortisation of goodwill	**0.24**	1.71	1.83
Profit on sale of tangible fixed assets	-	-	(0.06)
(Increase)/decrease in debtors	**(1.75)**	(0.09)	0.33
(Decrease)/increase in creditors	**(1.66)**	0.13	(0.78)
Net cash flow from operating activities	**16.33**	21.47	41.44

10. Acquisition of Perry Barr Greyhound Racing Club Limited

On 27 May 2003, the Group purchased the entire issued share capital of Perry Barr Greyhound Racing Club Limited for £4.2m, and incurred costs of acquisition of £0.1m. The purchase consideration was satisfied with cash.

The Group results for the period include a net £22,000 profit before tax for Perry Barr Greyhound Racing Club Limited since the date of acquisition.

Goodwill arising on the acquisition of £1.0m has been capitalised and will be amortised over its presumed useful economic life of 20 years from 1 June 2003.

11. Lincoln Park

Wembley continues to co-operate with a Federal Grand Jury investigation in the USA into an allegation that potentially illegal payments were proposed in relation to the Lincoln Park business in Rhode Island. This allegation implies that potentially serious offences were contemplated. There remains a significant possibility of claims or charges being brought, which could have material consequences for the Group. Any such claims or charges would be vigorously resisted, as the Directors remain of the view that the allegation is without foundation.

INDEPENDENT REVIEW REPORT TO WEMBLEY PLC

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2003 which comprises the Group Profit and Loss Account, Group Balance Sheet, Group Cash Flow Statement, Statement of Total Recognised Gains and Losses, Reconciliation of Net Cash Flow to Movement in Net Debt and the related notes 1 to 11. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board. To the fullest extent permitted by the law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2003.

Ernst & Young LLP
London
6 August 2003

Wembley plc confirms new vlt revenue sharing arrangement in Rhode Island (17/7/2003)

Wembley plc, the track-based gaming business operating in the UK and USA, confirms that, as a result of the State of Rhode Island having agreed its annual budget, Wembley will now receive 27% of the revenues generated by the video lottery terminal operation at its Lincoln Park facility in Rhode Island. This new rate applies with effect from 1 July 2003.

Wembley will announce its interim results for the six months ended 30 June 2003 on 7 August 2003.

For further information, please call:

Nigel Potter, Chief Executive, Wembley plc
Mark Elliott, Finance Director, Wembley plc
020 8795 8003

Dan de Belder, The Communication Group plc
Michael Holmes, The Communication Group plc
020 7630 1411

E-mail: corporate@wembleyplc.com

www.wembleyplc.com

Compulsory Acquisition of Shares (13/6/2003)

Recommended Cash Offer for Perry Barr Greyhound Racing Club Limited ('Perry Barr') By GRA Limited ('GRA')

On 3 May 2003, the Directors of GRA, a wholly owned subsidiary of Wembley plc, made a recommended cash offer of 420.31p in cash for each Perry Barr share. The offer document was dispatched to Perry Barr Shareholders on 3 May 2003.

As at 3.00pm yesterday, valid acceptances of the Offer had been received in respect of 986,364 Perry Barr Shares, representing approximately 98.7 per cent of the issued share capital of Perry Barr.

GRA Limited has today commenced the procedure for the compulsory acquisition of the remaining Perry Barr Shares under the Companies Act 1985 (the 'Act'). The notices will be sent out today to the remaining shareholders of Perry Barr who have not accepted the Offer, pursuant to section 429 of the Act and the compulsory acquisition procedure is expected to be concluded by approximately 25 July 2003.

For further information, please call:

Clive Feltham, GRA
0870 840 7481

Daniel de Belder, The Communication Group
020 7630 1411

Offer Update
(27/5/2003)

Recommended Cash Offer for Perry Barr Greyhound Racing Club Limited ('Perry Barr') By Wembley plc through GRA Limited ('GRA')

Offer unconditional in all respects

On 3 May 2003, the Directors of GRA, a wholly owned subsidiary of Wembley plc made a recommended cash offer of 420.31p in cash for each Perry Barr Share. The Offer Document was despatched to Perry Barr Shareholders on 3 May 2003.

Wembley plc announces that as at 3.00 pm on 27 May 2003, the closing date of the Offer, GRA had received valid acceptances of the Offer in respect of a total of 973,264 Perry Barr Shares, representing approximately 97.4 per cent of Perry Barr's issued share capital.

Wembley plc announces that all of the conditions of the Offer have now been satisfied or waived and accordingly the Offer has been declared unconditional in all respects.

Included in the acceptance figures above, are valid acceptances received pursuant to irrevocable undertakings to accept the Offer in respect of 916,164 Perry Barr Shares, representing 91.6 per cent of the issued share capital of Perry Barr.

The Offer will remain open for acceptance until further notice. Perry Barr Shareholders who have not yet accepted the Offer are urged to do so without delay.

Settlement of the consideration due to those Perry Barr Shareholders who have already accepted the Offer will be despatched as soon as practicable and by no later than 16 June 2003.

As GRA has now received valid acceptances in respect of 97.4 per cent of the Perry Barr Shares to which the Offer relates, it intends to implement the necessary procedures to acquire compulsorily, pursuant to sections 428 to 430F of the Companies Act 1985, all those Perry Barr Shares which it does not already hold and in respect of which valid acceptances of the Offer have not been received.

Perry Barr Shareholders who wish to accept the Offer but have not yet accepted should complete their Forms of Acceptance as soon as possible and send them by post or by hand to GRA as directed on the Forms of Acceptance.

For further information, please call:
Clive Feltham
GRA
0870 840 7481

Daniel de Belder
The Communication Group
020 7630 1411

Wembley plc agrees to acquire the Perry Barr greyhound track in Birmingham (6/5/2003)

Wembley plc, the track-based gaming company, today announced that agreement has been reached on the terms of a recommended cash offer by its wholly owned subsidiary GRA Limited to acquire the whole of the issued share capital of Perry Barr Greyhound Racing Club Limited (the owner and operator of Perry Barr Greyhound Racing Stadium in Birmingham) for £4.2 million. Irrevocable undertakings to accept the offer have been received from 91.6% of Perry Barr's shareholders. The offer is open for acceptance until 3.00pm on 27 May 2003. The acquisition will bring the number of UK tracks within Wembley's ownership to seven.

Perry Barr, in the north of Birmingham, is ideally located to complement Wembley's existing Hall Green greyhound stadium in the south of Birmingham, and positions Wembley as Birmingham's only greyhound operator.

Wembley plans to invest in the order of £2 million at Perry Barr to increase the restaurant capacity and improve the customer experience, in line with Wembley's existing tracks.

Nigel Potter, Chief Executive of Wembley plc, commented:

'This acquisition is in line with Wembley's strategy of increasing our portfolio of tracks in the UK. It also forms part of our longer term strategy of positioning our UK gaming operation to take advantage of the gaming deregulation that is expected in the UK in the near future.'

For further information, please call:

Mark Elliott, Finance Director, Wembley plc
020 8795 8003

Michael Holmes/Dan de Belder, The Communication Group plc
020 7630 1411

Wembley plc

PRESS RELEASE
3 March 2003

WEMBLEY PLC ANNOUNCES A 17% INCREASE IN ADJUSTED EARNINGS PER SHARE FOR 2002

Wembley plc today announced a 17% increase in adjusted earnings per share for the year ended 31 December 2002, confirmed the conclusion of its disposal programme and the completion of its transformation into a focused track-based gaming company.

Financial highlights

	31 December 2002	31 December 2001	
• Operating profit	**£35.9m**	£32.8m	+9%
• Operating profit (continuing operations)	**£38.9m**	£35.1m	+11%
• Dividend per share (total)	**18.0p**	15.0p	+20%
• Earnings per share (adjusted)	**63.4p**	54.2p	+17%
• Cash returned to shareholders (via the purchase and cancellation of shares)	**£21.7m**	£25.6m	

Operating profit increased by 9% to £35.9m (2001: £32.8m), within which operating profit from Wembley's continuing operations increased by 11% from £35.1m to £38.9m. This was achieved in spite of a reduction of around £1.6m as a result of a weakening of the average rate of the US dollar against sterling (2002: £1:$1.50, 2001: £1:$1.44). Growth once again arose primarily from the video lottery terminal ("VLT") operation at Lincoln Park, Rhode Island, USA.

The average weekly drop, which is the key performance indicator of the Lincoln Park VLT operation increased by 18% to $4.5m (2001: $3.8m), of which Wembley retained 30.75% (2001: 31.0%).

A final dividend of 12p per share (2001: 10p) is proposed. The total dividend for 2002 has increased by 20% to 18p per share (2001: 15p).

Adjusted earnings per share increased by 17% to 63.4p (2001: 54.2p restated), achieved through a combination of the enhanced operating performance (5.2p) and the reduced number of shares in issue (4.0p).

A further £21.7m of cash was returned to shareholders via the purchase and cancellation of 3.0m shares. Approximately 40.0% of the share capital has now been purchased and cancelled in this way since the sale of Wembley Stadium in March 1999, bringing the total cash returned to shareholders to £118.1m.

Wembley continues to co-operate with a Federal Grand Jury investigation in the USA into allegations against the Group that potentially illegal payments were proposed in relation to the gaming facility at Lincoln Park, Rhode Island. This allegation implies that potentially serious offences were contemplated. There is a significant possibility of claims or charges being brought, which could have material consequences for the Group. These would be vigorously resisted, as the Directors remain of the view that the allegations are without foundation.

Strategic progress

At the time of the 2001 results announcement, Wembley outlined its strategy to become a focused track-based gaming business. Significant progress has been made:

- The disposal of the non-core events services businesses, including amongst others the Wembley Complex, Keith Prowse and Wembley's ticketing business, was successfully concluded in February 2003. Wembley is now a track-based gaming business operating in three jurisdictions – in Rhode Island and Colorado in the USA, and the UK.

- On 27 January 2003, the Rhode Island Lottery Commission approved Wembley's application for an additional 1,300 VLTs to be located at Lincoln Park. This brought the total number of VLTs permitted within the facility to 3,000 and will allow the company to satisfy existing customer demand and to grow this demand further.

- In Colorado, political and business leaders have put forward a statewide ballot initiative that would authorise VLTs at Wembley's four Colorado tracks in order to raise funds for the promotion of tourism within the State.

- Wembley reinforced its leadership position in UK greyhound racing through further investment in its existing tracks. In addition, we are close to acquiring an existing greyhound track and contracts have also been exchanged, subject to satisfactory planning permission, for a long lease of a site in Liverpool on which we intend to construct a new greyhound track.

Claes Hultman, Chairman of Wembley, commented:

"2003 has started positively for all our businesses. In the first eight weeks, the average weekly drop at Lincoln Park was $4.60m (2001: $4.26m), an increase of 8.0%, and included a new record drop for one week of $4.93m. I am confident that we will continue to perform well. Growth levels in 2003 in particular will be below those achieved in recent years, principally as a result of the impact of the current weakness of the US dollar on our sterling denominated profits and a further 0.5% reduction in our share of Lincoln Park's VLT revenues coming into effect on 1 July 2003. However, when the 1,300 new VLTs at Lincoln Park become fully operational in 2005, a significant beneficial impact can be expected."

For further information, please call:

Claes Hultman	Chairman, Wembley plc	020 8795 8003
Nigel Potter	Chief Executive, Wembley plc	020 8795 8003
Mark Elliott	Finance Director, Wembley plc	020 8795 8003
Dan de Belder	The Communication Group plc	020 7630 1411
E-mail	corporate@wembleyplc.com	

www.wembleyplc.com

Chairman's statement

In my statement last year, I outlined our strategy to transform Wembley into a **focused, track-based gaming business**. This strategy required our exit from the low yielding non-core business activities within our events services division, whilst growing our position in the UK and US track-based gaming industries. I am pleased to report, one year on, **substantial progress** in both aspects of this strategy. Wembley plc was **admitted into the FTSE 250** in December 2002.

The Group has now completed **the disposal of all of its events services businesses**. The sale of Wembley (London) Limited, which owned and operated the Wembley Complex, was completed in August 2002. The company was sold to Quintain Estates and Developments plc for £48.6m, with £16.0m paid on completion. The further payments of £18.6m and £14.0m, due in December 2003 and December 2004 respectively, are secured by a Quintain parent company guarantee and a charge over the major element of the land and businesses sold. Wembley Sports Arena Limited, which traded as Keith Prowse Hospitality, was sold in March 2002 for £5.6m. In addition, we also disposed of the Wembley Ticketing business and our investments in The Beatles Story and WembleyTV for an aggregate cash amount of £0.5m. Additional amounts are potentially receivable from the sale of the ticketing business dependent upon future performance. In February 2003, the disposal programme was concluded with the sale of Corporate Innovations to its management for approximately £1.0m, with further amounts potentially payable upon any future disposal of the business.

The successfully completed disposal programme means that Wembley is now a single, focused business operating in three jurisdictions - Rhode Island and Colorado in the USA, and the UK. Growth potential exists within each of these businesses. Significant step changes in profit will require the realisation of certain **key strategic initiatives**, on which there has been positive progress.

At Lincoln Park, Rhode Island, we secured the permission of the Lottery Commission on 27 January 2003 to install an **additional 1,300 video lottery terminals ("VLTs")**. This brings the total number of VLTs permitted within the facility to 3,000, which will allow us to satisfy the customer demand that currently exists and to grow it further over the next few years. We intend to commence construction of a new building to house these additional VLTs during 2003 and, at this stage, expect that this development will be completed in late 2004, at a cost currently estimated at around £23m. Upon completion, all of the 1,300 new VLTs will be housed in this new building, augmenting the 1,700 already located on the ground floor of the current building. In the intervening period, as a result of the ground floor space within the existing building being near to full utilisation, 70 of the new VLTs will be located on the ground floor of the current building, with approximately 500 installed on an upper floor. Historically, VLTs on upper floors have yielded a significantly lower return than those located on the ground floor.

As previously reported, Wembley is continuing to co-operate with a **Federal Grand Jury investigation** in the USA into allegations against the Group that potentially illegal payments were proposed in relation to the gaming facility at Lincoln Park,

Rhode Island. This allegation implies that potentially serious offences were contemplated. There is a significant possibility of claims or charges being brought, which could have material consequences for the Group. These would be vigorously resisted, as the Directors remain of the view that the allegations are without foundation.

In Colorado, we own and operate four of the five racing facilities in the State. Whilst we continue to maximise profits from these assets, our tracks are well positioned to act as a location for VLTs as part of any expansion of the State's Lottery operation. At present, our tracks do not contain any VLTs. The Colorado tourism industry, with the support of certain elected representatives, has proposed an expansion of the Lottery utilising VLTs at racetracks. The Lottery's share of the revenues would be used in conjunction with the existing Lottery programmes to benefit State parks, recreation, preservation of open spaces, the promotion of tourism in Colorado and school rehabilitation. The supporting elected representatives have filed proposals calling for a statewide ballot initiative in November 2003.

The strategy for our UK greyhound operation **involves increasing our portfolio of tracks** and positioning the business to exploit the expected opportunities following the Government's anticipated **gaming deregulation**. Following extensive location and site searches during 2002, we are close to acquiring an existing greyhound track and have also exchanged contracts, subject to receipt of a satisfactory planning permission, for a long lease of a site in Liverpool on which we intend to construct a new greyhound track. We continue to negotiate with a number of other parties regarding both the acquisition of existing stadia and the development of new tracks. The report from the Gambling Review Body, the "Budd Report", if implemented as the proposed Gambling Bill, could be a significant positive development for our UK greyhound business and our discussions with Government have provided us with a degree of comfort on the likely outcome. In particular, it would allow us to increase the utilisation of our tracks, and thereby increase their value, through the provision on-site of a wider range of gaming opportunities, including bingo, casino and an expanded number of higher quality gaming machines. In addition, negotiations have now commenced between the UK greyhound racing industry and the UK bookmakers regarding the future mechanisms for and quantum of bookmaker payments to the greyhound racing industry.

Finally, following a review of the potential future profitability of our 24dogs business, we decided not to develop this business further and instead to license out the use of its name and website to a third party. The decision was taken in light of changing market conditions, particularly with respect to the value attributable to the exploitation of media rights, the level of future income that could reasonably be anticipated, and the rate of technological developments.

At the operating level, 2002 was **another successful year for the Wembley Group**. Operating profit increased by 9.3% to £35.9m (2001: £32.8m). Within this, operating profit from our continuing operations increased by 10.8% to £38.9m (2001: £35.1m). This was achieved in spite of the weakening of the US dollar against sterling (2002 average: £1:$1.50, 2001 average: £1:$1.44) and a small reduction in our share of the revenues from Lincoln Park (2002 average: 30.75%, 2001: 31.0%). Together, these reduced 2002 profits by around £1.9m.

The growth was once again **largely attributable to the VLT operation** at Lincoln Park in Rhode Island, where the key performance indicator, the average weekly drop, increased by 18.4% to $4.5m (2001: $3.8m). Our Colorado operation also grew profits over 2001 levels. The UK greyhound operation performed well to maintain operating profits at 2001 levels given the downturn that has affected many UK leisure businesses and the reduced trading levels during the time of the football World Cup in June.

Adjusted earnings per share increased by 17.0% to 63.4p (2001: 54.2p restated). This 9.2p increase arises from the increased profits (5.2p) and the reduced number of shares in issue (4.0p). During the year, a further 3.0m shares were acquired for £21.7m, bringing the total number of shares purchased and cancelled to 22.3m, at a total cost of £118.1m. This represents 40.0% of the issued share capital since commencement of this programme in mid-1999.

Following shareholder approval at our Annual General Meeting in April 2002, the High Court issued an order on 23 May 2002 approving the reconstruction of the Wembley plc balance sheet. This order cancelled the share premium account and capital redemption reserve and transferred the balance to the profit and loss reserve, thereby **increasing the Company's distributable reserves** by £72.3m. This will enable the Group to continue with its share buyback programme, subject to both the availability of surplus cash and the Board believing that it remains in the best interests of shareholders.

The strong performance is reflected in the declaration of a **final dividend** of 12p per share (2001: 10p) giving a total dividend of 18p – an increase of 20% (2001: 15p). The final dividend will cost £4.1m and will be paid on 2 May 2003 to shareholders on the register on 4 April 2003. The total dividend is covered 3.5 times by adjusted earnings (2001: 3.6 restated).

2003 has started positively for all our businesses. In the first eight weeks, the average weekly drop at Lincoln Park was $4.60m (2001: $4.26m), an increase of 8.0%, and included a new record drop for one week of $4.93m. I am confident that we will continue to perform well. Growth levels in 2003 in particular will be below those achieved in recent years, principally as a result of the impact of the current weakness of the US dollar on our sterling denominated profits and a further 0.5% reduction in our share of Lincoln Park revenues coming into effect on 1 July 2003. However, when the 1,300 new VLTs at Lincoln Park become fully operational in 2005, a significant beneficial impact can be expected.

I would like to take this opportunity, on behalf of the Board, to thank the **employees** of Wembley for their continued contribution, dedication and commitment to the Group's success.

Claes Hultman
Chairman

Review of operations

US gaming

We have five tracks in the USA, located in the States of Rhode Island and Colorado, for which our strategy is to offer additional gaming opportunities in the form of video lottery terminals ("VLTs") in addition to the traditional racing product. The principal venue is our track at Lincoln Park in Rhode Island which stages live and simulcast greyhound racing and, throughout 2002, operated 1,700 VLTs. Approval for the addition of a further 1,300 VLTs was received in January 2003. In Colorado, we own and operate three greyhound-racing tracks and one horse-racing track, together with an off-track betting operation.

Our US gaming business increased operating profit in 2002 by 17.7% to $56.4m (2001: $47.9m). However, as a result of a weakening of the average exchange rate between the US dollar and sterling (£1:$1.44 in 2001 to £1:$1.50 in 2002), the corresponding sterling profits grew by 12.7% to £37.5m (2001: £33.3m).

Rhode Island:

Lincoln Park, in Rhode Island, is the principal contributor to profits within our US division. This is attributable to the highly successful VLT operation. In 2002, the average weekly VLT drop, which is the key performance indicator for this business, increased by 18.4% to $4.5m (2001: $3.8m and 2000: $3.2m). The average weekly VLT drop represents the average profit from the VLTs each week. In 2002, we retained an average of 30.75% of this profit (2001: 31.0%). As in 2001, the VLT business continued to operate at full capacity during peak periods, notably weekends and US public holidays.

The performance in 2002 is particularly noteworthy given the more difficult economic situation in the US and the further expansion of the Native American Indian casinos in neighbouring Connecticut. Growth was in part due to a full year's contribution from "Chance", a new ground floor room that was opened in June 2001. "Chance" houses 200 VLTs that were previously under-utilised on an upper floor of the building. However, the principal reasons for the growth are actions taken by management in relation to the marketing of the business, cost control and the continuing focus on enhancing the customer experience.

A comprehensive programme of promotions was delivered in the year. This included radio, television and billboard advertising in the Boston and Providence markets - the two key catchment areas for Lincoln Park. In addition to this traditional method of advertising, other initiatives included on-site concerts, bus tours and the relaunch of the Lincoln Park internet site, as well as a number of promotions through the Lincoln Park Diamond Club loyalty programme. The Diamond Club has approximately 33,000 members and is used extensively to promote the business on the less busy midweek days. A typical promotion would entail mailing all Diamond Club members with a scan card, which is redeemable at Lincoln Park on a specified day for cash, the majority of which is returned through the VLTs. Bus tours, where we arrange transportation for groups to visit Lincoln Park, were used extensively to boost

midweek attendance levels. As well as being successful in increasing VLT business levels on less busy days, our promotional activities have also contributed to an increase in revenues from on-site catering.

The emphasis on customer service and enhancing the customer experience included a wide ranging programme that involved refurbishment of the Boardwalk VLT area, landscaping at both entrances to Lincoln Park and the construction of a covered valet parking entrance. Other aspects included the continual review of both the type of games offered and the size of the minimum stake wagered in order to implement the most popular varieties of game. This resulted in the introduction of next generation VLTs and, more significantly, the introduction of "progressives". "Progressives" are linked VLTs which allow the pooling of prizes, thus enabling larger jackpots to be paid. The largest jackpot win from a progressive VLT to date is $352,000. This compares to a maximum prize of $25,000 from unlinked VLTs. The progressives were installed in February 2002.

As mentioned, we retained an average of 30.75% of the weekly drop in 2002. The State of Rhode Island now receives 52.0% and the VLT suppliers, the Town of Lincoln and greyhound owners share the balance. The State's share of the revenue from Lincoln Park is the third largest contribution to the finances of the State of Rhode Island, after income tax and sales tax. The reduction in our share to 30.75% (2001: 31.0%) resulted from the passing of a bill by the Rhode Island legislature in June 2002 that reduced our share of the VLT drop from 31.0% to 30.5% with effect from 1 July 2002. Further reductions of 0.5% on 1 July in each of 2003, 2004 and 2005 were also approved, thus, ultimately, reducing our share of drop to 29.0% with effect from 1 July 2005. The annual impact on our profit from a 0.5% reduction, based on the drop achieved in 2002, is $1.2m. We are confident that we can grow the average weekly drop by the required 1.7% to compensate for this shortfall. Whilst this change is an unwelcome development, we are hopeful that it has set the level for the next three years, despite the recently stated intention of the newly elected Governor of Rhode Island for the State to secure a larger overall share of the VLT drop.

The casinos in the neighbouring state of Connecticut continued to expand, with the Mohegan Sun opening a 1,200-room luxury hotel during the spring of 2002. This development precipitated an intense marketing and advertising campaign by both Connecticut casinos. The Native American Indians in Rhode Island, the Narragansetts, continued their pursuit of a casino in Rhode Island. In response, early in 2002 the Rhode Island legislature commissioned a study into gaming within the State, which is expected to report in Spring 2003. We continue to participate fully in this study.

The growth in the average weekly drop this year continues the pattern of growth achieved over recent years, as shown in Graph 1.


Graph 1 - Average weekly VLT drop
5.0
4.0
3.0
$'m
2.0
1.0
0.0
1997
1998
1999
2000
2001
2002

Within these figures is hidden our success in growing the net terminal income ("NTI"), which is the daily profit made by each VLT, to leading US gaming industry levels (2002: $377, 2001: $323). The NTI is clearly impacted by the number of VLTs within the facility and Graph 2 illustrates how the NTI has grown compared to the average number of VLTs in operation. This clearly demonstrates the underlying organic growth, the period of time for new VLTs to reach peak income generating capacity and the reduced profitability of VLTs located on upper floors of the facility. Most notably, 300 additional VLTs were introduced in a downstairs location in the final quarter of 1999. A further 200 were introduced in a temporary upstairs location in the second half of 2000 with a consequential reduction in the NTI. As already mentioned, these 200 VLTs were subsequently moved downstairs mid-way through 2001, contributing to a return to growth in NTI.


Graph 2 - Average daily net terminal income
(and average number of VLTs)
400
350
$ 300
250
200
(1,200)
(1,200)
(1,276)
(1,604)
(1,700)
(1,700)
1997
1998
1999
2000
2001
2002

The graph of average VLT drop by quarter (Graph 3) illustrates the now established trading pattern of growth through the first three quarters, with a quieter fourth quarter. 2002 also illustrates that the impact of this in a year with constant numbers of VLTs is for the average drop for the first and second halves to be broadly equal.


Graph 3 - Average weekly VLT drop by quarter
5.0
4.5
4.0
$'m 3.5
3.0
2.5
2.0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1*
1999 2000 2001 2002 2003
* Represents the average weekly VLT drop for the first eight weeks of 2003

Importantly, the average drop for the first eight weeks of 2003 of $4.60m is 8.0% greater than the $4.26m achieved in the corresponding period of 2002 but only 2.4% greater than the average of $4.49m for 2002 as a whole, all periods having the same number and location of VLTs. This more modest level of growth, compared to previous years, illustrates the need for us to augment our offering with an increased number of VLTs.

Primarily in response to the excess of public demand for use of the VLTs compared to the supply, particularly at peak periods, we applied to the Rhode Island Lottery Commission for approval to install an additional 1,300 VLTs. On 27 January 2003, this application was approved. Once implemented, the total number of VLTs on offer at Lincoln Park will be 3,000, which will enable us both to satisfy existing demand and grow this demand further.

The construction of a new building on our Lincoln Park site will be necessary to accommodate these additional VLTs. Work on this is expected to commence during 2003. It is anticipated that this redevelopment will be completed in late 2004, at an estimated cost of around $35m. Upon completion, all 1,300 additional VLTs will be housed in this new building, augmenting the 1,700 already located on the ground floor of the existing facility.

During the construction period, approximately 500 of the additional VLTs will be installed on an upper floor of the existing facility, with around 70 installed a little later within some refurbished areas on the ground floor. The reason for this pattern of deployment is that the ground floor space is already near to full utilisation. The installation on the upper floor has largely been completed and the VLTs are expected to be operational by the middle of March 2003. Historically, VLTs on upper floors have yielded a lower return than those located on the ground floor. As such, we do not anticipate the 500 VLTs being at their maximum revenue generating potential until the early part of 2005 when they have been relocated into the new building.

The approval for the additional VLTs was a significant step in the delivery of our strategy for Lincoln Park and for our ability to maintain our competitive position in the face of continued proposals for new gaming developments in Rhode Island and

neighbouring states. The principal focus for 2003 and 2004 will be the completion of the new building to accommodate these additional VLTs and then the maximisation of the revenue from them.

Colorado:

Our Colorado operations also had a good year, increasing operating profits slightly over 2001 levels. This was a pleasing result given the environment in which this business operates, particularly the rate of decline in turnover being experienced by racetracks throughout the USA.

The growth in operating profit is primarily attributable to a successful reduction in the cost base of the business, particularly through the implementation of new spending control policies, as well as the more efficient utilisation of labour across the tracks. For example, the use of automated betting ticket issuing machines was increased, which helped reduce the labour cost base.

The reductions in the cost base have more than offset the ongoing decline in betting handle (down 9% in 2002). This decline is consistent with that experienced in other States. We continued to reduce the costs of staging live racing. At the same time, the number of days of live horse racing has increased, as has simulcast horse betting which accords with the changing customer preference.

Additional marketing of the facilities at the tracks helped increase their utilisation with a wide range of events from weddings to car demonstrations. Consistent with this, a five-year lease agreement was secured with the "Colorado Crush" - Colorado's professional indoor football team - to train on the infield at our track in Commerce City, Denver and utilise some of the office space for their corporate headquarters. This agreement provides for off-season use of our facilities and provides us with some television and on-field advertising.

Whilst we continue to maximise profits from our racing assets, a number of elected Colorado State representatives have expressed support for raising additional public funds through an expansion of the State Lottery via the introduction of VLTs at racetracks in the State. A proposal for a statewide ballot initiative in November 2003 to expand the Lottery in order to benefit the promotion of tourism, State parks, recreation, the preservation of open spaces and school rehabilitation has been filed with the Colorado Secretary of State. The outcome of this proposal is, at present, uncertain.

UK gaming

In the UK, we own and operate six greyhound tracks at Wimbledon and Catford in London, Manchester, Birmingham, Oxford and Portsmouth, making Wembley the UK's leading owner and operator of greyhound tracks.

Our UK gaming business delivered a commendable result in a tough trading environment, delivering an operating profit in line with 2001 at £4.5m.

Trading in the first five months of the year was broadly in line with expectations and ahead of the corresponding period last year. However, attendances were adversely impacted during the summer months by a number of high profile events including the Commonwealth Games, the Queen's Golden Jubilee Celebrations and, most notably, the football World Cup in June. The early opening of pubs and the live televising of World Cup matches during the early morning and lunchtime periods resulted in a considerable diversion of leisure spend away from our tracks.

Like many leisure businesses in the UK, the downturn continued into the autumn period, due generally to the overall economic climate and, certainly for our Wimbledon track, as a result of job losses in the City of London. In addition, the abolition of direct tax in betting shops and its replacement with a gross profit tax eliminated, in many customers' eyes, the previous advantage of on-track tax-free betting.

Nevertheless, trading levels improved considerably in the final two months of the year, with excellent bookings at our restaurants and executive boxes over the Christmas season. This, together with a focused pricing policy, helped recover some of the lost ground.

For the year as a whole, attendances across our tracks, at a little over one million, were some 5% lower than in 2001. Figures for the UK greyhound racing industry as a whole show attendances in 2002 down by approximately 6%.

Despite the reduced attendances we were successful in further increasing the key spend indicators; tote betting spend per head (up 3.5%) and restaurant spend per head (up 4.0%). The restaurant spend per head increase was largely driven by enhanced menus offered at all tracks, combined with some price rises. In addition, the capital investment in our restaurant facilities e.g. the refurbishment of the restaurant at Belle Vue, Manchester, and the installation of air conditioning in the restaurant at Hall Green, Birmingham, also played an important role.


Average tote betting spend per head
26
24
£
22
20
1998
1999
2000
2001
2002


Average restaurant spend per head
26
24
£
22
20
1998
1999
2000
2001
2002

Other activities at our tracks such as speedway, stock car racing, Sunday markets, motorcycle training and go-karting continued to contribute to our profitability and illustrate the varied utilisation of our facilities. In March 2002, a health and fitness club, operated by Fitness Exchange, was opened at our Oxford track, with negotiations continuing with an operator for a similar development at our Wimbledon track.

During 2002, negotiations commenced between the UK greyhound racing industry and the UK bookmakers regarding both the future mechanisms for and quantum of bookmaker payments to the greyhound racing industry. These negotiations are ongoing.

Over the last five years, our product offering has developed from a traditional gambling experience, where basic food and drink were available, to a dining experience that offers the added excitement of the opportunity to watch and bet on greyhound racing. This has proved to be successful. The next stage in our growth strategy involves improving on what we currently do, increasing dining capacities at our existing tracks where appropriate, and, most importantly, adding new tracks to our portfolio and positioning the business to exploit fully the opportunities expected to arise following the anticipated gaming deregulation in 2004/5.

Self-bet terminals, which allow automated placing of bets on the tote by customers, were introduced into our Belle Vue track in December. These have proved extremely successful and will be rolled out at our other tracks during 2003, enabling us to both control employment costs and drive additional revenue by virtue of increased betting outlets.

A central reservations centre was also established at the Belle Vue track during the latter part of 2003. This takes bookings for the restaurants and executive boxes and was extremely effective during the busy months of November and December. Wimbledon and Catford tracks were successfully integrated into the system in January 2003, with Oxford and Hall Green due to be integrated shortly. Once integration is complete, we will be better able to control costs and drive revenue. We will also be better placed to develop our customer database and thus allow the opportunity to replicate the successful marketing initiatives seen at Lincoln Park. The centralised reservations centre is an example of where we have sought to centralise operations in anticipation of increasing our portfolio of tracks. This should enable us to quickly add value to new tracks, as and when they are acquired or developed.

Following extensive searches, we are close to acquiring an existing greyhound track and have also exchanged contracts, subject to the receipt of satisfactory planning permission, for a long lease of a site in Liverpool on which we intend to construct a new greyhound track. Our planning application has been submitted. We continue to negotiate with a number of other parties regarding the acquisition of other existing stadia and the development of new tracks.

During the year, we commissioned an appraisal of our options for developing additional gaming at our UK tracks, including gaming machines, bingo and casino activities. This was in anticipation of the Government's well-publicised intentions towards gaming deregulation, with legislation expected in 2004/5. The opportunity to develop these additional forms of gaming will, in part, be dependent on the Government acknowledging that greyhound tracks are recognised gaming premises. We are currently lobbying to ensure that they are included as such in the legislation.

Group profit and loss account

For the year ended 31 December 2002

	Note	2002 £'000	2001 (Restated) £'000
Turnover:			
Continuing operations		**101,127**	101,162
Discontinued operations		**13,891**	37,239
Turnover	2	**115,018**	138,401
Operating profit:			
Continuing operations		**38,873**	35,089
Discontinued operations:			
Discontinued operations before exceptional items		**(1,422)**	(2,267)
Exceptional item relating to discontinued operations	3	**(1,590)**	-
Discontinued operations		**(3,012)**	(2,267)
Operating profit	2	**35,861**	32,822
Non-operating exceptional items:			
Sale or termination of discontinued businesses	3	**(8,685)**	-
Provision for loss on disposal of subsidiary undertaking	3	**(1,678)**	-
Non-operating exceptional items		**(10,363)**	-
Interest receivable and similar income		**1,059**	1,353
Interest payable and similar charges		**(446)**	(616)
Profit on ordinary activities before taxation		**26,111**	33,559
Tax on profit on ordinary activities	4	**(10,781)**	(12,070)
Profit for the financial year		**15,330**	21,489
Ordinary dividend	5	**(6,211)**	(5,546)
Retained profit for the year		**9,119**	15,943
Earnings per share	6	**42.7p**	55.8p
Diluted earnings per share	6	**42.2p**	55.0p
Adjusted earnings per share	6	**63.4p**	54.2p
Dividend per share	5	**18.0p**	15.0p

Group balance sheet

At 31 December 2002

	Note	2002 £'000	2001 (Restated) £'000
Fixed assets			
Intangible assets		**552**	4,079
Tangible assets		**171,275**	233,580
		171,827	237,659
Current assets			
Debtors: recoverable within one year		**22,295**	16,676
Debtors: recoverable after more than one year		**14,017**	2,592
Cash at bank and in hand		**5,915**	5,828
		42,227	25,096
Creditors: amounts falling due within one year		**(18,451)**	(50,126)
Net current assets/(liabilities)		**23,776**	(25,030)
Total assets less current liabilities		**195,603**	212,629
Provisions for liabilities and charges		**(6,634)**	(6,449)
Net assets		**188,969**	206,180
Capital and reserves			
Share capital	7	**34,477**	37,143
Share premium account	7	**322**	51,200
Revaluation reserve	7	**66,192**	71,290
Capital redemption reserve	7	**1,651**	19,355
Profit and loss account	7	**86,327**	27,192
Equity shareholders' funds		**188,969**	206,180

Group cash flow statement

For the year ended 31 December 2002

	Note	2002 £'000	2001 £'000
Net cash inflow from operating activities	8	**41,435**	36,479
Returns on investments and servicing of finance	9	**193**	(141)
Taxation	9	**(11,048)**	(13,032)
Capital expenditure and financial investment	9	**(7,170)**	(13,067)
Acquisitions and disposals	9	**14,411**	(3,456)
Equity dividends paid		**(5,788)**	(4,770)
Net cash inflow before management of liquid resources and financing		**32,033**	2,013
Management of liquid resources	9	**1,843**	21,489
Financing	9	**(20,685)**	(33,988)
Increase/(decrease) in cash		**13,191**	(10,486)

Reconciliation of net cash flow to movement in net funds/(debt)

	2002 £'000	2001 £'000
Increase/(decrease) in cash in the year	**13,191**	(10,486)
Loan note repaid	-	149
Cash outflow from repayment of loans	-	12,886
Cash inflow in respect of short term deposits	**(1,843)**	(21,489)
Movement in net funds resulting from cash flows	**11,348**	(18,940)
Foreign exchange translation difference	**(564)**	(153)
Movement in net funds/(debt) in the year	**10,784**	(19,093)
Opening net (debt)/funds at 1 January	**(6,895)**	12,198
Closing net funds/(debt) at 31 December	**3,889**	(6,895)

Other primary statements

For the year ended 31 December 2002

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	2002	2001 (Restated)
	£'000	£'000
Profit for the financial year	**15,330**	21,489
Exchange differences	**(13,853)**	3,179
Surplus tax provision write-back	**5,127**	-
Total recognised gains relating to the period	**6,604**	24,668
Prior year adjustment relating to deferred tax	**(5,400)**	-
Total recognised gains relating to the year	**1,204**	24,668

A note of historical cost profits and losses has not been provided on the basis that the difference, when compared to the reported result in the profit and loss account, is not material.

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	2002	2001 (Restated)
	£'000	£'000
Profit for the financial year	**15,330**	21,489
Ordinary dividend	**(6,211)**	(5,546)
Retained profit for the year	**9,119**	15,943
Surplus tax provision write-back	**5,127**	-
Goodwill recycled on disposal of subsidiary	**3,081**	-
Issue of shares (share capital plus share premium)	**1,039**	1,193
Expenditure in relation to the purchase and cancellation of shares	**(21,724)**	(25,596)
Exchange differences	**(13,853)**	3,179
Net movement in shareholders' funds	**(17,211)**	(5,281)
Shareholders' funds at 1 January	**206,180**	216,861
Prior year adjustment relating to deferred tax	**-**	(5,400)
Shareholders' funds at 31 December	**188,969**	206,180

Notes to the accounts

1. Preparation of financial information

The financial information set out in this document does not constitute the Group's statutory accounts for the years ended 31 December 2002 or 2001 but is extracted from those accounts. Statutory accounts for 2001 have been delivered to the Registrar of Companies and those for 2002 will be delivered following the Company's Annual General Meeting. This preliminary announcement is prepared on the same basis as the 2001 statutory accounts except for the adoption of FRS 19 – 'Deferred Tax' during the period, which has resulted in a prior year adjustment of a £5.4m provision for deferred tax and an increase in the tax charge for the year ended 31 December 2002 of £0.5m (2001: decrease in tax charge of £0.3m). The auditors have reported on the 2001 accounts. Their report was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

2. Segmental analysis

	2002		2001	
	Turnover £'000	**Profit £'000**	Turnover £'000	Profit £'000
Class of business				
Continuing operations:				
Gaming				
US	**76,650**	**37,516**	77,563	33,295
UK	**24,477**	**4,509**	23,599	4,508
Central management	**-**	**(3,152)**	-	(2,714)
Continuing operations	**101,127**	**38,873**	101,162	35,089
Discontinued operations:				
Gaming				
24dogs	**146**	**(1,137)**	1,615	(1,316)
Events Services				
Keith Prowse	**773**	**(182)**	17,029	992
Wembley Complex	**8,516**	**(140)**	13,366	(1,252)
Event management services	**4,456**	**37**	5,229	(691)
Exceptional item	**-**	**(1,590)**	-	-
Turnover	**115,018**		138,401	
Operating profit		**35,861**		32,822
Non-operating exceptional items		**(10,363)**		-
Net interest		**613**		737
Profit before tax		**26,111**		33,559

3. *Exceptional items*

	2002 £'000	2001 £'000
Exceptional item relating to discontinued operations: impairment of goodwill	**(1,590)**	-
Provision for loss on sale of The Corporate Innovations Company Ltd	**(1,678)**	-
Sale or termination of discontinued businesses:		
Sale of Wembley Sports Arena Ltd	**1,142**	-
Sale of 50% shareholding in The Beatles Story Ltd	**340**	-
Sale of Wembley International Ltd and Wembley Ticketing business	**(155)**	-
Sale of Wembley (London) Ltd	**(8,220)**	-
Termination of 24dogs	**(1,792)**	-
Sale or termination of discontinued businesses	**(8,685)**	-
	(11,953)	-

The Corporate Innovations Company Limited

On 5 February 2003, the sale of The Corporate Innovations Company Limited was completed to a management buy-out team. Initial proceeds of £50,000 in cash and a £1.0m interest-bearing loan note were received. A provision of £1.7m has been charged against the carrying value of the goodwill arising from Wembley's acquisition of this company in 2000. An impairment provision of £1.6m, shown as an exceptional item from a discontinued operation, had been charged against the carrying value of the goodwill in the 2002 Interim accounts.

Sale of Wembley Sports Arena Limited

In March 2002, Wembley Sports Arena, which traded as Keith Prowse Hospitality, was sold for £5.6m, of which £0.6m was deferred until March 2004. The company had net assets of £1.0m. The need to recycle goodwill through the profit and loss account that had previously been written off against reserves of £3.1m and transaction and related costs of £0.4m resulted in a net profit on sale of £1.1m.

Sale of Wembley International Limited and Wembley Ticketing business

The Wembley Ticketing business was sold in July 2002 to The Way Ahead Group Limited, a wholly owned subsidiary of Stoll Moss Group Holdings Limited, for £150,000 in cash plus further performance related payments. The latter could rise to as much as £0.5m, payable through 2003 and 2004, although no account has been taken of any potential payments in these Accounts.

In October 2002, Wembley International Limited, which developed and marketed ticketing systems, was sold to its management for a nominal sum.

Sale of Wembley (London) Limited

The sale of Wembley (London) Limited was completed on 6 August 2002 to Quintain Estates and Developments plc. Total proceeds were £48.6m. £16.0m was received on completion, with £18.6m and £14.0m receivable in December 2003 and December 2004 respectively. Wembley will settle former inter-company balances of £3.3m in two instalments to coincide with the receipt of the deferred consideration.

3. **Exceptional items** (continued)

Sale of Wembley (London) Limited (continued)

All deferred amounts have been discounted back to their present value using a discount rate of 3%. This discount of £1.6m will be unwound during the period through to December 2004. £0.4m was released within interest receivable in 2002. In 2003 and 2004, the amounts will be £0.8m and £0.4m respectively.

Termination of 24dogs

Following a review of the performance of this business, it was concluded that, in the current business environment, this operation could no longer be expected to achieve profitability in line with its business plan. The £1.8m charge reflects redundancy costs, fixed asset disposals and exit costs from contractual commitments.

4. **Tax on profit on ordinary activities**

	2002	2001
		(Restated)
	£'000	£'000
UK corporation tax at 30%	**-**	265
Overseas taxation	**14,844**	12,720
Adjustments in respect of prior years UK corporation tax	**(3,747)**	(607)
Adjustments in respect of prior years overseas tax	**(779)**	-
Current tax	**10,318**	12,378
Deferred tax	**463**	(308)
Total tax	**10,781**	12,070

Based on profit on ordinary activities of £26.1m (2001: £33.6m) the Group's effective rate of tax is 41.3% (2001: 36.0%). When the impact of the adjustments in respect of prior year taxes are made to both years' tax charges and the impact of the exceptional items (note 3) are excluded from 2002, the effective rate is 40.2% (2001: 37.8%).

5. **Ordinary dividend**

	2002	2001
	£'000	£'000
Interim dividend	**2,155**	1,890
Final dividend	**4,137**	3,714
Adjustment in respect of prior year final dividend	**(81)**	(58)
	6,211	5,546

An interim dividend of 6p per share (2001: 5p) on 35,918,484 ordinary shares (2001: 37,800,337) was paid on 20 September 2002.

A final dividend for 2002 of 12p per share (2001: 10p) on 34,476,630 ordinary shares (2001: 36,335,065) is proposed.

The adjustment in respect of prior year final dividend arises as a result of the purchase and cancellation of shares subsequent to the year end and prior to the date of payment of the dividend. This resulted in fewer shares being eligible for receipt of the final dividends declared in both 2001 and 2000.

6. Earnings per share

	2002	2001
The earnings per share figures have been calculated as follows:		
Profit for the financial year (£'000)	**15,330**	21,489
Weighted average number of shares in issue ('000)	**35,870**	38,529
Earnings per share	**42.7p**	55.8p

The diluted earnings per share of 42.2p (2001: 55.0p) is based on the profit for the financial year of £15,330,000 (2001: £21,489,000) and on 36,328,000 (2001: 39,081,000) ordinary shares, the latter calculated as follows:

	2002 No. '000	2001 No. '000
Basic weighted average number of shares	**35,870**	38,529
Dilutive potential ordinary shares:		
Executive share option schemes	**389**	398
Employee sharesave scheme	**69**	95
Warrants	**-**	59
	36,328	39,081

The fair value (average price for the year) of Wembley plc shares during 2001 was £7.30 (2001: £6.68).

	2002 pence per share	2001 pence per share
The adjusted earnings per share figures have been calculated as follows:		
Basic earnings per share	**42.7**	55.8
Adjustment in respect of exceptional items	**33.3**	-
Adjustment in respect of prior year taxation	**(12.6)**	(1.6)
Adjusted earnings per share	**63.4**	54.2

An adjusted earnings per share figure is included as, in the opinion of the Directors, this gives a more useful indication of underlying performance.

7. Reconciliation of shareholders' funds and movement on reserves

	Share capital £'000	Share premium account £'000	Revaluation reserve £'000	Capital redemption reserve £'000	Profit and loss reserve £'000	Equity shareholders' funds £'000
31 December 2001 -as reported	37,143	51,200	71,290	19,355	32,592	**211,580**
Prior year adjustment on adoption of FRS 19	-	-	-	-	(5,400)	**(5,400)**
31 December 2001 - restated	37,143	51,200	71,290	19,355	27,192	**206,180**
Purchase and cancellation of shares	(2,966)	-	-	2,966	(21,724)	**(21,724)**
Capital reconstruction	-	(51,617)	-	(20,670)	72,287	-
Recycled goodwill	-	-	-	-	3,081	**3,081**
Tax provision release	-	-	-	-	5,127	**5,127**
Issue of shares	300	739	-	-	-	**1,039**
2002 retained profit	-	-	-	-	9,119	**9,119**
Exchange differences	-	-	(5,098)	-	(8,755)	**(13,853)**
31 December 2002	**34,477**	**322**	**66,192**	**1,651**	**86,327**	**188,969**

Purchase and cancellation of shares

As part of the programme of returning surplus cash to shareholders, the Company has, in accordance with the authority granted at successive Annual General Meetings, purchased and cancelled approximately 3.0m shares in the year. Accordingly, the capital redemption reserve has been credited with this amount, representing the nominal value of the shares purchased. The total costs of purchase of approximately £21.7m have been charged to the profit and loss reserve.

Capital reconstruction

On 23 May 2002, the High Court issued an order to cancel the share premium and capital redemption reserve of the Company as at that date, together totalling £72.3m. Accordingly, this amount has been credited to the profit and loss reserve in the period and now forms part of the Company's distributable reserves.

Recycled goodwill

During 2002, goodwill of £3.1m that had previously been written off through reserves was charged through the profit and loss account on disposal of Wembley Sports Arena Limited.

Tax provision release

During 2002, the tax computation relating to the sale of Wembley Stadium in 1999 was finalised and agreed. In 1998, a tax provision of £7.0m had been charged to reserves to cover the anticipated tax charge arising on the revaluation reserve surplus realised on the sale of the Stadium. Of this amount, £1.9m was paid in 1999 and 2000. No further tax is payable and so the balance of the provision of £5.1m has been credited to reserves.

Exchange differences

The positive foreign exchange movement has arisen as a result of the UK£:US$ exchange rate moving from £1:$1.455 at 31 December 2001 to £1:$1.610 at 31 December 2002.

8. Reconciliation of operating profit to net cash inflow from operating activities

	2002 £'000	2001 £'000
Operating profit from continuing operations	**38,873**	35,089
Operating loss from discontinued operations	**(1,422)**	(2,267)
Exceptional items relating to discontinued operations	**(1,590)**	-
Depreciation	**4,255**	5,335
Amortisation of goodwill	**1,830**	241
(Profit)/loss on sale of tangible fixed assets	**(58)**	223
Decrease/(increase) in debtors	**327**	(5,638)
(Decrease)/increase in creditors	**(780)**	3,496
Net cash inflow from operating activities	**41,435**	36,479

9. Analysis of cash flows for headings netted in the cash flow statement

	2002 £'000	2001 £'000
Returns on investments and servicing of finance		
Interest paid	**(470)**	(1,212)
Interest received	**663**	1,071
Net cash flow from returns on investment and servicing of finance	**193**	(141)
Taxation		
Corporation tax received/(paid)	**3,303**	(390)
Overseas tax paid	**(14,351)**	(12,642)
Net cash outflow from tax paid	**(11,048)**	(13,032)
Capital expenditure and financial investment		
Proceeds from disposal of tangible fixed assets	**161**	594
Purchase of tangible fixed assets	**(7,331)**	(13,262)
Purchase of intangible fixed assets	**-**	(399)
Net cash outflow from capital expenditure and financial investment	**(7,170)**	(13,067)
Acquisitions and disposals		
Net proceeds from sale/termination of businesses	**17,387**	-
Net cash sold with subsidiary undertakings	**(2,976)**	-
Payments in relation to subsidiary undertaking acquired in 2000	**-**	(3,456)
Net cash inflow/(outflow) from acquisitions and disposals	**14,411**	(3,456)
Management of liquid resources		
Cash drawn from short term bank deposits	**1,843**	21,489

9. Analysis of cash flows for headings netted in the cash flow statement (continued)

Financing	**2002 £'000**	2001 £'000
Shares issued under share option schemes	**1,039**	1,193
Expenditure in relation to the purchase and cancellation of shares	**(21,724)**	(25,596)
Net loans repaid	**-**	(9,585)
Net cash outflow from financing	**(20,685)**	(33,988)

10. FRS 17 - pensions

The Group operates a defined benefit pension scheme. The following table summarises the valuation of this scheme in accordance with FRS 17 requirements:

	2002 £'000	2001 £'000
Total market value of assets	**20,859**	20,069
Present value of scheme liabilities	**(29,837)**	(26,692)
Deficit in the scheme	**(8,978)**	(6,623)
Related deferred tax asset	**2,693**	1,987
Net pension deficit	**(6,285)**	(4,636)

Announcement of
Preliminary Results
(24/2/2003)

Wembley plc will announce its Preliminary Results for the year ended 31 December 2002 on Monday 3 March 2003. A meeting for analysts will be held on the day, the details of which are as follows:

TIME: 9.30 am

VENUE: The Merrill Lynch Financial Centre
2 King Edward Street
London
EC1A 1HQ

Enquiries:

Daniel de Belder
The Communication Group plc
Tel: 020 7630 1411

Wembley plc receives
approval for 1,300
additional gaming machines
in Rhode Island
(28/1/2003)

Wembley plc, the mid-cap track-based gaming company, announces today that it has been successful in its application for permission to install 1,300 additional video lottery terminal ('VLT') machines within its racino operation at Lincoln Park in Rhode Island, USA. The Rhode Island Lottery Commission approved the application at a meeting yesterday evening.

This brings the total number of machines permitted within Lincoln Park to 3,000.

The success of the VLT operation at Lincoln Park has been a key driver of Wembley plc's profitability and its growth over recent years. In 2002, the key performance indicator for the VLT operation, the average weekly drop, increased to $4.49m (2001: $3.85m, 2000: $3.24m).

The redevelopment of an adjacent, unutilised building on the Lincoln Park site will commence during 2003. It is expected that this development will be completed in late 2004, at an estimated cost of around $35 million. Upon completion, all of the 1,300 additional machines will be housed in this new building, augmenting the 1,700 already located on the ground floor of the existing facility.

During the redevelopment period, approximately 500 of the additional machines will be installed on an upper floor of the existing facility, as the ground floor space is already fully utilised. This installation is expected to occur by the end of April 2003. Historically, machines on upper floors have yielded a significantly lower return than those located on the ground floor.

Nigel Potter, Chief Executive of Wembley plc, commented:

'We are delighted that the Lottery Commission has approved the introduction of these additional machines. This will allow us to satisfy the substantial customer demand that currently exists and to grow this demand further over the next few years.

Lincoln Park is already the third largest contributor to the finances of the State of Rhode Island, after income tax and sales tax. This opportunity to increase the number of VLTs will therefore benefit our customers, Wembley plc and, very importantly, the State of Rhode Island through the economic stimulus of an investment programme, the provision of new jobs and the enhanced revenue stream.'

For further information, please call:

Nigel Potter, Chief Executive
Wembley plc
020 8795 8003

Richard Evans/Michael Holmes
The Communication Group plc
020 7630 1411

CREDIT SUISSE | FIRST BOSTON

CREDIT SUISSE FIRST BOSTON EQUITIES LIMITED

One Cabot Square
London
E14 4QJ

Telephone 020 7888 8888
Telex 892131 CSFBG

Fax: 0208 900 1046

The Company Secretary
Wembley Plc
Elvin House
Stadium Way
Wembley
HA9 ODW



SEC MAIL
RECEIVED
PROCESSING
FEB 2 5 2004
WASH. D.C.
158
SECTION

5 February 2004

Dear Sirs

Wembley Plc (The "Company")

This notification relates to the ordinary shares of the Company (the "shares") and is given in fulfillment of the obligations imposed under section 198 of the Companies Act 1985 (the "Act").

We hereby notify you that, on 4 February 2004, Credit Suisse First Boston Equities Limited acquired 1,467,920 shares, which results in our holding a total of 1,468,970 shares. This interest is equivalent to approximately 4.28% of the issued share capital of the Company.

Credit Suisse First Boston Equities Limited is a member of the Credit Suisse First Boston group of companies. Those group companies which are direct or indirect holding companies of Credit Suisse First Boston Equities Limited are, under the terms of section 203 of the Act, each interested by attribution in any shares in which Credit Suisse First Boston Equities Ltd is interested

Yours faithfully

Patricia Jarvis
Vice President – Legal and Compliance


Fidelity Investments

December 1, 2003

Wembley Plc
Elvin House
Stadium Way
Wembley, HA9 0HD
United Kingdom

FAX: 011-44-208-900-1046

ATTN: Company Secretary

Dear Sirs,

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein was acquired solely for investment purposes. For disclosure purposes, holdings should be represented as Fidelity International Limited (FIL) and its direct and indirect subsidiaries being non-beneficial holders.

If you have any questions please contact Eleanor Chemlen at (617) 563-1416 or by FAX (617) 476-0363.

Kindest regards,

Eleanor Chemlen
Sr. Compliance Specialist

Fidelity Management
& Research Company

82 Devonshire Street
Boston, MA 02109-3614

Phone: 617 563-7000


Investments

Amendment # 32

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held: Wembley Plc

2. Notifiable Interest: Ordinary Shares

Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL), investment manager for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:
Mr. Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.


Investments

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By Eric D. Roiter

Eric D. Roiter
Senior V.P. & General Counsel - FMR Co.
Duly authorized under Powers of Attorney dated December 30, 1997, by and on behalf of Fidelity International Limited and its direct and indirect subsidiaries.

Fidelity Management
& Research Company

82 Devonshire Street
Boston, MA 02109-3614

Phone: 617 563-7000



Schedule A

Amendment # 32

Security: Wembley Plc

	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
(Ordinary Shares)			
	2,928,626	FISL	Chase Nominees Ltd
	382,131	FISL	Chase Manhattan Bank London
	44,758	FIL	JP Morgan
	190,231	FIL	Chase Manhattan Bank London
	10,100	FIL	Brown Brothers Harriman Ltd. LUX
	14,500	*FIL*	*State Street Bank & Trust*
Total Ordinary Shares	3,570,346		
Current ownership percentage:	10.31%		
Shares in issue:	34,643,837		
Change in holdings since last filing:	+418,393 ordinary shares.		



November 3, 2003

Wembley Plc
Elvin House
Stadium Way
Wembley, HA9 0HD
United Kingdom

FAX: 011-44-208-900-1046

ATTN: Company Secretary

Dear Sirs,

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein was acquired solely for investment purposes. For disclosure purposes, holdings should be represented as Fidelity International Limited (FIL) and its direct and indirect subsidiaries being non-beneficial holders.

If you have any questions please contact Eleanor Chemlen at (617) 563-1416 or by FAX (617) 476-0363.

Kindest regards,

Eleanor Chemlen
Sr. Compliance Specialist



Amendment # 31

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held: Wembley Plc

2. Notifiable Interest: Ordinary Shares

Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL), investment manager for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:
Mr. Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.


Investments

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By Eric D. Roiter

Eric D. Roiter
Senior V.P. & General Counsel - FMR Co.
Duly authorized under Powers of Attorney dated December 30, 1997, by and on behalf of Fidelity International Limited and its direct and indirect subsidiaries.

Schedule A

Amendment # 31

Security: Wembley Plc

	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
(Ordinary Shares)			
	2,554,633	FISL	Chase Nominees Ltd
	364,531	FISL	Chase Manhattan Bank London
	40,558	FIL	JP Morgan
	171,831	FIL	Chase Manhattan Bank London
	10,100	FIL	Brown Brothers Harriman Ltd. LUX
	10,300	*FIL*	*State Street Bank & Trust*
Total Ordinary Shares	3,151,953		
Current ownership percentage:	9.10%		
Shares in issue:	34,643,837		
Change in holdings since last filing:	+205,000 ordinary shares.		

Change in holdings is partially due to the increase in the share capital figure.

Wembley plc

Address: Elvin House, Stadium Way, Wembley, HA9 0DW
Facsimile: 0208 900 1046
Switchboard: 020 8902 8833

FAX

To: Paul Frankfurt	From: Debbie Baxter
Company: Merrills	Pages (including this cover sheet):
Fax. No:	Date: 30 September 2003
Re:	

☒ Urgent ☐ For Review ☐ Please Comment ☒ Please Reply

Paul,

Please could you notify the Stock Exchange of the following announcements. Based on our current share capital of 34,643,837 Schroders percentage is 15.066.

Kind regards

Copy to: Alison Dunn - Schroders ✓

Address: Elvin House, Stadium Way, Wembley, HA9 0DW
Facsimile: 0208 900 1046
Switchboard: 020 8902 8833

FAX

To: Paul Frankfurt	From: Debbie Baxter
Company: Merrills	Pages (including this cover sheet): 9
Fax. No:	Date: 30 September 2003
Re:	

☒ Urgent ☐ For Review ☐ Please Comment ☒ Please Reply

Paul,

Please could you notify the Stock Exchange of the following announcements. Based on our current share capital of 34,643,837 Schroders percentage is 15.066 and Fidelity is 8.506%.

Kind regards

Debbie Baxter.

Schroder Investment Management Limited
31 Gresham Street, London EC2V 7QA

Telephone 020 7658 6000 Fax 020 7658 6965
www.schroders.com



Fax To: **Company Secretary**
Company: Wembley PLC
Fax No.: 020 8900 1046

From: Alison Dunn
Tel: +44 (0)20-7658 2959
Fax No.: +44 (0)20-7658 3512
E-mail: alison.dunn@schroders.com

Subject: Section 198 Notification
Pages: 4
Date: 30 September 2003

Schroder Investment Management Limited
31 Gresham Street, London EC2V 7QA

Telephone 020 7658 6000 Fax 020 7658 6965
www.schroders.com


Schroders

Our Ref: SIM/ACD

30 September 2003

By fax and post

Company Secretary
Wembley Plc
Elvin House
Stadium Way
Middlesex, HA9 ODW

Dear Sir

WEMBLEY PLC
£1.00 ORDINARY SHARES ("SHARES")

We write to advise you that we, Schroder Investment Management Limited, have an interest in 5,219,328 shares which are held in portfolios managed by us on a discretionary basis for clients under investment management agreements.

Included in this figure are: -

(i) 222,400 shares registered or to be registered in the name of our wholly owned subsidiary nominee company, Schroder Nominees Limited (Schroder Nominees),

(ii) 2,813,098 shares held in (a) unit trust(s) operated and managed by an affiliated company, Schroder Unit Trusts Limited (SUTL) and registered or to be registered in the name of Chase Nominees Limited

(iii) 2,183,830 shares neither registered nor to be registered in the name of Schroder Nominees. The registration details are shown on the enclosed schedule.

We believe that our interest represents some 15.067% of the total number of shares in issue, namely 34,641,384 shares.

This notification is made to you: -

(a) in respect of our interest as investment managers,

(b) on behalf of SUTL in relation to the interest it is treated as having under the Companies Act 1985 (the Act), and

(c) on behalf of Schroders plc., our holding company, which is treated as having an interest in all of the above shares under the Act by virtue of its ownership of SUTL, and ourselves.


Schroders

We shall be grateful if you will kindly let us have a copy of your notification to the Stock Exchange and if you will also confirm the total number of shares currently in issue.

Yours faithfully

Alison Dunn
Regulatory Reporting Officer



Schroders

SCHEDULE

WEMBLEY PLC

£1.00 ORDINARY SHARES

REGISTRATION	AMOUNT
Chase Nominees Limited	180,000
Nortrust Nominees Limited	172,600
State Street Nominees Limited a/c: 5H57	186,000
HSBC Bank International a/c: 10096301	53,000
Imperial Pensions Nominees Limited	160,000
Mineworkers' Pension Scheme a/c: R	657,342
Chase Manhattan	209,456
British Coal Staff Superannuation a/c: P	565,432
	2,183,830

FORM SAR 3

Lodge with a RIS or Newstrack and the Takeover Panel. A copy must also be sent to the company the shares of which are acquired.

Date of disclosure: **29/09/03**

DISCLOSURE UNDER RULE 3 OF THE RULES GOVERNING SUBSTANTIAL ACQUISITIONS OF SHARES ("SARs")

Date of acquisition **26/09/03**

Acquisition in **Wembley PLC**

(1) Class of voting shares (e.g. ordinary shares)	Number of shares/rights over shares acquired	If rights over shares acquired, as opposed to the shares themselves, specify nature of rights
GBP1 ordinary shares	**25,000 shares** **rights**	

(2) Resultant total holding of voting shares (and % of total voting shares in issue)	Resultant total holding of rights over shares (and % of total voting shares in issue)	Total percentage
5,219,328 (15.067%)		**(15.067%)**

(3) Party making disclosure **Schroders plc**

(4) (a) Name of person acquiring shares or rights over shares and, if different, beneficial owner — **Schroders plc on behalf of institutional clients on a non-beneficial basis**

(b) Names of any other persons acting by agreement or understanding (see SAR 5)

Signed, for and on behalf of the party named in (3) above

(Also print name of signatory) **Alison Dunn**

Telephone and extension number **020 7658 2959 (Direct line)**

Note. Under SAR 5, the holdings of and acquisitions by persons acting by agreement or understanding must be aggregated and treated as a holding of or acquisition by one person. Note 3 on SAR 5 requires persons who must aggregate holdings to disclose certain disposals.

For full details of the SARs disclosure requirements, see Rules 3 and 5 of the SARs. If in doubt, contact the Panel on Takeovers and Mergers, Tel. No.: 020 7638 0129



September 29, 2003

Wembley Plc
Elvin House
Stadium Way
Wembley, HA9 0HD
United Kingdom

FAX: 011-44-208-900-1046

ATTN: Company Secretary

Dear Sirs,

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein was acquired solely for investment purposes. For disclosure purposes, holdings should be represented as Fidelity International Limited (FIL) and its direct and indirect subsidiaries being non-beneficial holders.

If you have any questions please contact Eleanor Chemlen at (617) 563-1416 or by FAX (617) 476-0363.

Kindest regards,

Eleanor Chemlen
Sr. Compliance Specialist

Fidelity Management
& Research Company
82 Devonshire Street
Boston, MA 02109-3614
Phone: 617 563-7000



Amendment # 30

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held: Wembley Plc

2. Notifiable Interest: Ordinary Shares

Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL), investment manager for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:
Mr. Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.


Fidelity Investments

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By [signature]
Eric D. Roiter
Senior V.P. & General Counsel - FMR Co.
Duly authorized under Powers of Attorney dated December 30, 1997, by and on behalf of Fidelity International Limited and its direct and indirect subsidiaries.

Fidelity Management
& Research Company

82 Devonshire Street
Boston, MA 02109-3614

Phone: 617 563-7000

Schedule A

Amendment # 30

Security: Wembley Plc

	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
(Ordinary Shares)			
	2,371,233	FISL	Chase Nominees Ltd
	355,531	FISL	Chase Manhattan Bank London
	40,558	FIL	JP Morgan
	159,231	FIL	Chase Manhattan Bank London
	10,100	FIL	Brown Brothers Harriman Ltd. LUX
	10,300	*FIL*	*State Street Bank & Trust*
Total Ordinary Shares	2,946,953		
Current ownership percentage:	8.507%		
Shares in issue:	34,641,384		
Change in holdings since last filing:	+265,009 ordinary shares.		

Schroder Investment Management Limited
31 Gresham Street, London EC2V 7QA

Telephone 020 7658 6000 Fax 020 7658 6965
www.schroders.com

Our Ref: SIM/ACD

30 September 2003

By fax and post

Company Secretary
Wembley Plc
Elvin House
Stadium Way
Middlesex, HA9 ODW

Dear Sir

WEMBLEY PLC
£1.00 ORDINARY SHARES ("SHARES")

We write to advise you that we, Schroder Investment Management Limited, have an interest in 5,219,328 shares which are held in portfolios managed by us on a discretionary basis for clients under investment management agreements.

Included in this figure are: -

(i) 222,400 shares registered or to be registered in the name of our wholly owned subsidiary nominee company, Schroder Nominees Limited (Schroder Nominees),

(ii) 2,813,098 shares held in (a) unit trust(s) operated and managed by an affiliated company, Schroder Unit Trusts Limited (SUTL) and registered or to be registered in the name of Chase Nominees Limited

(iii) 2,183,830 shares neither registered nor to be registered in the name of Schroder Nominees. The registration details are shown on the enclosed schedule.

We believe that our interest represents some 15.067% of the total number of shares in issue, namely 34,641,384 shares.

This notification is made to you: -

(a) in respect of our interest as investment managers,

(b) on behalf of SUTL in relation to the interest it is treated as having under the Companies Act 1985 (the Act), and

(c) on behalf of Schroders plc., our holding company, which is treated as having an interest in all of the above shares under the Act by virtue of its ownership of SUTL, and ourselves.



We shall be grateful if you will kindly let us have a copy of your notification to the Stock Exchange and if you will also confirm the total number of shares currently in issue.

Yours faithfully

Alison Dunn
Regulatory Reporting Officer



SCHEDULE

WEMBLEY PLC

£1.00 ORDINARY SHARES

REGISTRATION	**AMOUNT**
Chase Nominees Limited	180,000
Nortrust Nominees Limited	172,600
State Street Nominees Limited a/c: 5H57	186,000
HSBC Bank International a/c: 10096301	53,000
Imperial Pensions Nominees Limited	160,000
Mineworkers' Pension Scheme a/c: R	657,342
Chase Manhattan	209,456
British Coal Staff Superannuation a/c: P	565,432
	2,183,830

FORM SAR 3

Lodge with a RIS or Newstrack and the Takeover Panel. A copy must also be sent to the company the shares of which are acquired.

Date of disclosure: **29/09/03**

DISCLOSURE UNDER RULE 3 OF THE RULES GOVERNING SUBSTANTIAL ACQUISITIONS OF SHARES ("SARs")

Date of acquisition **26/09/03**

Acquisition in **Wembley PLC**

(1) Class of voting shares (e.g. ordinary shares)	Number of shares/rights over shares acquired	If rights over shares acquired, as opposed to the shares themselves, specify nature of rights
GBP1 ordinary shares	**25,000 shares** **rights**	

(2) Resultant total holding of voting shares (and % of total voting shares in issue)	Resultant total holding of rights over shares (and % of total voting shares in issue)	Total percentage
5,219,328 (15.067%)		**(15.067%)**

(3) Party making disclosure **Schroders plc**

(4) (a) Name of person acquiring shares or rights over shares and, if different, beneficial owner — **Schroders plc on behalf of institutional clients on a non-beneficial basis**

(b) Names of any other persons acting by agreement or understanding (see SAR 5)

Signed, for and on behalf of the party named in (3) above

(Also print name of signatory) **Alison Dunn**

Telephone and extension number **020 7658 2959 (Direct line)**

Note. Under SAR 5, the holdings of and acquisitions by persons acting by agreement or understanding must be aggregated and treated as a holding of or acquisition by one person. Note 3 on SAR 5 requires persons who must aggregate holdings to disclose certain disposals.

For full details of the SARs disclosure requirements, see Rules 3 and 5 of the SARs. If in doubt, contact the Panel on Takeovers and Mergers, Tel. No.: 020 7638 0129



September 19, 2003

Wembley Plc
Elvin House
Stadium Way
Wembley, HA9 0HD
United Kingdom

FAX: 011-44-208-900-1046

ATTN: Company Secretary

Dear Sirs,

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein was acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

If you have any questions please contact Eleanor Chemlen at (617) 563-1416 or by FAX (617) 476-0363.

Kindest regards,

Eleanor Chemlen
Sr. Compliance Specialist



Amendment # 29

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held: Wembley Plc

2. Notifiable Interest: Ordinary Shares

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

(B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL), investment manager for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:
Mr. Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.


Fidelity Investments

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By ___Eric D. Roiter___

Eric D. Roiter
Senior V.P. & General Counsel - FMR Co.
Duly authorized under Powers of Attorney dated December 30, 1997, by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

Fidelity Management
& Research Company

82 Devonshire Street
Boston, MA 02109-3614

Phone: 617 563-7000

Schedule A

Amendment # 29

Security: Wembley Plc

	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
(Ordinary Shares)			
	2,132,765	FISL	Chase Nominees Ltd
	341,884	FISL	Chase Manhattan Bank London
	40,558	FIL	JP Morgan
	146,337	FIL	Chase Manhattan Bank London
	10,100	FIL	Brown Brothers Harriman Ltd. LUX
	10,300	*FIL*	*State Street Bank & Trust*
Total Ordinary Shares	2,681,944		
Current ownership percentage:	7.742%		
Shares in issue:	34,641,384		
Change in holdings since last filing:	+265,003	ordinary shares.	


Investments®

April 10, 2003

Wembley Plc
Elvin House
Stadium Way
Wembley, HA9 0HD
United Kingdom

FAX: 011-44-208-900-1046

ATTN: Company Secretary

Dear Sirs,

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein was acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

If you have any questions please contact Eleanor Chemlen at (617) 563-1416 or by FAX (617) 476-0363.

Kindest regards,

Eleanor Chemlen
Sr. Compliance Specialist

Fidelity Management
& Research Company

82 Devonshire Street
Boston, MA 02109-3614

Phone: 617 563-7000



Amendment # 28

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held: Wembley Plc

2. Notifiable Interest: Ordinary Shares

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

(B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:
Mr. Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.



5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By Eric D. Roiter

Eric D. Roiter
Senior V.P. & General Counsel - FMR Co.
Duly authorized under Powers of Attorney dated December 30, 1997, by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

Schedule A

Amendment # 28

Security: Wembley Plc

	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
(Ordinary Shares)			
	17,600	FMTC	Chase Nominees Ltd
	11,700	FMTC	Brown Brothers Harriman
	8,600	FMTC	State Street Bank & Trust
	1,751,393	FISL	Chase Nominees Ltd
	378,127	FISL	Chase Manhattan Bank London
	19,750	FIL	Bankers Trust
	90,958	FIL	JP Morgan
	119,413	FIL	Chase Manhattan Bank London
	4,500	FIL	Brown Brothers Harriman Ltd. LUX
	14,900	*FIL*	*State Street Bank & Trust*
Total Ordinary Shares	2,416,941		
Current ownership percentage:	6.999%		
Shares in issue:	34,531,760		

Change in holdings since last filing: (184,976) ordinary shares.

Change in holdings is partially due to the increase in the share capital figure.

Active Value Fund Managers Limited

replaces fax earlier!

CORRESPONDENCE ADDRESS:

RUE BONIVARD 12 CH-1201 GENEVA SWITZERLAND

TELEPHONE 022 / 908 11 90 FAX 022/ 908 11 91

Strictly Private & Confidential

By Fax: 00 44 208 900 1046
And by post to:
Wembley Plc
Elvin House
Stadium Way
Wembley
HA9 ODW
Great Britain

06 June 2003

Attention: Company Secretary

Dear Sirs

Notice under Sections 198 and 205 Companies Act 1985 (as amended) (the "Act")

1. Active Value Fund Managers Limited hereby notifies you of the interests of:

(1) Active Value Capital, L.P. ("Capital");

(2) AVC CIP, L.P. ("CIP");

(3) Active Value Capital, Inc. ("Inc");

(4) Active Value Euro Partners, Inc. ("Euro Partners")

(5) Active Value Pledge Fund, L.P. ("Pledge")

(6) Active Value Fund Managers Limited (the "Manager");

(7) Winterthur Life ("Winterthur Life")

(8) Winterthur Insurance ("Winterthur Insurance")

(9) Restructuring Investors Limited ("RIL")

(10) Madison Ventures Limited ("Madison")

(11) LGT Capital Invest Limited ("LGT")

(12) LGT Principal Limited ("LGT Principal");

(13) Liechtenstein Global Trust Aktiengesellschaft ("LGT AG");

(14) California Public Employees' Retirement System ("CalPERS");

(15) Onequities Coporation ("Onequities");

(16) Pacific Life Insurance Company ("PLI"); and

(17) PM Group Life Insurance Company ("PM").

in the ordinary shares of £1.00 each ("Ordinary Shares") of Wembley Plc (the "Company").

The address of each of these parties is set out in Appendix 1 to this letter.

2. The numbers of Ordinary Shares which the following parties beneficially own are, as at 4 June 2003 (being the relevant time for the purposes of this notice), as follows:

(1)	Capital:-	2,464,254
(2)	CIP:-	799,313
(3)	Inc:-	389,993
(4)	Euro Partners:-	136,440
(5)	Pledge:-	3,557,500

3. The registered holder of the Ordinary Shares, in the case of each of the parties mentioned in paragraph 2. above, is or will be HSBC Global Custody Nominee UK Limited A/C 744285, whose address is set out in Appendix 1 to this letter.

4. By virtue of being under common management, Capital, CIP, Inc, Euro Partners and Pledge (together the "Funds") may be considered to be parties to an arrangement of the type to which Section 204 of the Act applies. Accordingly and pursuant to such arrangement, the Funds are, in addition to their own interests disclosed in paragraph 2. above, interested in each other's interests in shares.

5. As the General Partner of Capital, CIP and Pledge, the Manager is, by virtue of Section 208(4)(b) of the Act, interested in Capital's, CIP's and Pledge's interests in shares mentioned in paragraphs 2. and 4. above.

6. The Manager is jointly owned by RIL and Madison. By virtue of Section 203(2)(b) of the Act, RIL and Madison are each interested in the Manager's interests in shares mentioned in paragraph 5. above.

7. Winterthur Life is entitled to exercise or control the exercise of one-third or more of the voting power at general meetings of Inc. By virtue of Section 203(2)(b) of the Act, Winterthur Life is interested in Inc's interests in shares mentioned in paragraphs 2. and 4. above.

8. Winterthur Life is wholly owned by Winterthur Insurance. By virtue of Section 203(2)(b) of the Act, Winterthur Insurance is interested in Winterthur Life's interests in shares mentioned in paragraph 7. above.

9. Euro Partners is wholly owned by LGT. By virtue of Section 203(2)(b) of the Act, LGT is interested in Euro Partners' interests in shares mentioned in paragraphs 2. and 4. above.

10. LGT is wholly owned by LGT Principal. By virtue of Section 203(2)(b) of the Act, LGT Principal is interested in LGT's interests in shares mentioned in paragraph 9. above.

11. LGT Principal is wholly owned by LGT AG. By virtue of Section 203(2)(b) of the Act, LGT AG is interested in LGT Principal's interests in shares mentioned in paragraph 10. above.

12. CalPERS, Onequities, PLI and PM (the "Limited Partners") are each limited partners of Capital. By virtue of Section 202(2A) of the Act, each of the Limited Partners is interested in Capital's interests in shares mentioned in paragraphs 2. and 4. above.

13. CalPERS and Onequities are the limited partners of Pledge. By virtue of Section 202(2A) of the Act, CalPERS and Onequities are, in addition to their interests disclosed in paragraph 12. above, interested in Pledge's interests in shares mentioned in paragraphs 2. and 4. above.

14. CalPERS is the limited partner of CIP. By virtue of Section 202(2A) of the Act, CalPERS is, in addition to its interests disclosed in paragraphs 12. and 13. above, interested in CIP's interests in shares mentioned in paragraphs 2. and 4. above.

15. The interests in shares referred to in this notification are not interests pursuant to Section 208(5) of the Act.

16. Please accept this letter as notification on behalf of each of Capital, CIP, Inc, Euro Partners, Pledge, the Manager, RIL, Madison, Winterthur Life, Winterthur Insurance, LGT, LGT Principal, LGT AG, CalPERS, Onequities, PLI and PM.

Please direct any queries and other correspondence regarding the above and also ensure that you send a copy of any notice under Section 212 of the Act which you may make to any of the parties mentioned herein (forthwith after such notification is made) to Active Value Fund Managers Limited at Rue Bonivard 12, CH-1201 Geneva, Switzerland, marked for the attention of Mr Brian Padgett.

Yours faithfully,

Brian Padgett,
for Active Value Fund Managers Ltd

APPENDIX 1

List of names and addresses of relevant parties

(A) Active Value Capital, L.P., a Delaware limited partnership, whose address is at Omar Hodge Building, Wickhams Cay 1, PO Box 362, Road Town, Tortola, British Virgin Islands.

(B) AVC CIP, L.P., a Delaware limited partnership, whose address is at Omar Hodge Building, Wickhams Cay 1, PO Box 362, Road Town, Tortola, British Virgin Islands.

(C) Active Value Capital, Inc., whose address is at Craigmuir Chambers, PO Box 71, Road Town, Tortola, British Virgin Islands.

(D) Active Value Euro Partners, Inc., whose address is at Craigmuir Chambers, PO Box 71, Road Town, Tortola, British Virgin Islands.

(E) Active Value Pledge Fund, L.P., a Delaware limited partnership, whose address is c/o Active Value Fund Managers Limited, Omar Hodge Building, Wickhams Cay 1, PO Box 362, Road Town, Tortola, British Virgin Islands.

(F) Active Value Fund Managers Limited, whose address is at Omar Hodge Building, Wickhams Cay 1, PO Box 362, Road Town, Tortola, British Virgin Islands.

(G) Winterthur Life, whose address is at Paulstrasse 9, PO Box 300, 8401 Winterthur, Switzerland.

(H) Winterthur Insurance, whose address is at General Guisan-Strasse 40, P.O. Box 357, Winterthur, Switzerland.

(I) Restructuring Investors Limited, whose address is at Akara Building, 24 De Castro Street, Wickhams Cay, Road Town, Tortola, British Virgin Islands.

(J) Madison Ventures Limited, whose address is at Trident Chambers, PO Box 3162, Woodbourne Hall, Road Town, Tortola, British Virgin Islands.

(K) LGT Capital Invest Limited, whose address is at UBS House, PO Box 852, Georgetown, Grand Cayman, Cayman Islands, British West Indies.

(L) LGT Principal Limited, whose address is at UBS House, PO Box 509, Georgetown, Grand Cayman, Cayman Islands, British West Indies.

(M) Liechtenstein Global Trust Aktiengesellschaft, whose address is at Herengasse 12, FL 9490 Vaduz, Principality of Liechtenstein.

(N) HSBC Global Custody Nominee UK Limited A/C 744285, whose address is at Mariner House, Pepys Street, London EC3N 4DA.

(O) California Public Employees' Retirement System, whose address is at Investment Office, Room 3492, Lincoln Plaza, Sacramento, California 95814, USA.

(P) Onequities Corporation, whose address is at 5650 Yonge Street, Suite 300, Toronto M2M 4H5, Canada.

(Q) Pacific Life Insurance Company, whose address is at 700 Newport Center Drive, Newport Beach, California 92660-6397, USA.

(R) PM Group Life Insurance Company, whose address is at 700 Newport Center Drive, Newport Beach, California 92660-6397, USA.

Lodge with Company Announcements Office (fax 0207 588 6057), the Panel on Takeovers and Mergers (Monitoring Section) (fax 0207 256 9386) and Wembley plc (0208 900 1046) by 12 noon on the business day following dealing.

Date of disclosure ...6 June 2003

DISCLOSURE UNDER RULE 3 OF THE RULES GOVERNING SUBSTANTIAL ACQUISITIONS OF SHARES ("SARs")

Date of acquisition...4 June 2003...

Acquisition in ...WEMBLEY PLC (name of company)

(1) Class of voting shares (e.g. ordinary shares)	Number of shares/rights over shares acquired	If rights over shares acquired, as opposed to the shares themselves, specify nature of rights
ORDINARY SHARES of £1.00 each	100,000...................... shares	
	..............................rights	....

(2) Resultant total holding of voting shares (and % of total voting shares in issue)	Resultant total holding of rights over shares (and % of total voting shares in issue)	Total percentage
...7,347,498.......... (21.25%)	.... (%)	...............21.25...............(%)

(3) Party making disclosure...ACTIVE VALUE S.A. ON BEHALF OF THE FUNDS LISTED ON THE ATTACHED...

(4) (a) Name of person acquiring shares or rights over shares ...SEE ATTACHED.........
and, if different, beneficial owner ....

(b) Names of any other persons acting
by agreement or understanding (see SAR5)...SEE ATTACHED......................

Signed, for and on behalf of the party named in (3) above ....

(Also print name of signatory) ...BRIAN PADGETT..

Telephone and extension number ...0041 22 908 1190..

Attachment to SAR disclosure dated 6 June 2003 relating to Wembley plc (the "Company")

1. On 4 June 2003 Active Value Capital, L.P. acquired 65,019 ordinary shares of £1.00 each ("Ordinary Shares") in the capital of the Company, taking its total holding to 2,464,253.

2. On 4 June 2003 AVC CIP, L.P. ("CIP") acquired 21,090 Ordinary Shares, taking its total holding to 799,313.

3. On 4 June 2003 Active Value Capital, Inc. ("Inc") acquired 10,290 Ordinary Shares, taking its total holding to 389,993.

4. On 4 June 2003 Active Value Euro Partners, Inc. ("Euro Partners") acquired 3,600 Ordinary Shares, taking its total holding to 136,440.

5. Active Value Pledge Fund, L.P. ("Pledge") holds 3,557,500 Ordinary Shares.

Active Value Fund Managers Limited is the general partner of Pledge, Capital and CIP and is the manager of Inc and Euro Partners and, accordingly, pursuant to Note 2 of Rule 5 of the SARs, Pledge, Capital, CIP, Inc and Euro Partners are deemed to be one person for the purposes of the SARs.

Schroder Investment Management Limited
31 Gresham Street, London EC2V 7QA

Telephone 020 7658 6000 Fax 020 7658 6965
www.schroders.com

Schroders

Our Ref: SIM/DGM 10 March 2003

By fax and post

Company Secretary
Wembley Plc
Elvin House
Stadium Way
Middlesex, HA9 ODW

Dear Sir

WEMBLEY PLC
£1.00 ORDINARY SHARES ("SHARES")

We write to advise you that we, Schroder Investment Management Limited, have an interest in 4,116,321 shares which are held in portfolios managed by us on a discretionary basis for clients under investment management agreements.

~~Included in this figure are:-~~

(i) 195,000 shares registered or to be registered in the name of our wholly owned subsidiary nominee company, Schroder Nominees Limited (Schroder Nominees),

(ii) 2,634,148 shares held in (a) unit trust(s) operated and managed by an affiliated company, Schroder Unit Trusts Limited (SUTL) and registered or to be registered in the name of Chase Nominees Limited

(iii) 1,287,173 shares neither registered nor to be registered in the name of Schroder Nominees. The registration details are shown on the enclosed schedule.

11.91%

We believe that our interest represents some 11.920% of the total number of shares in issue, namely 34,531,760 shares.

This notification is made to you:-

(a) in respect of our interest as investment managers,

(b) on behalf of SUTL in relation to the interest it is treated as having under the Companies Act 1985 (the Act), and

(c) on behalf of Schroders plc., our holding company, which is treated as having an interest in all of the above shares under the Act by virtue of its ownership of SUTL, and ourselves.

We shall be grateful if you will kindly let us have a copy of your notification to the Stock Exchange and if you will also confirm the total number of shares currently in issue.

Yours faithfully

Duncan Murray
Regulatory Reporting Assistant

SCHEDULE

WEMBLEY PLC

£1.00 ORDINARY SHARES

REGISTRATION	AMOUNT
BT Globenet Nominees Limited a/c: 6B	143,300
Chase Nominees Limited	180,000
Nortrust Nominees Limited	172,600
State Street Nominees Limited a/c: 5H57	186,000
HSBC Bank International a/c: 10096301	53,000
Imperial Pensions Nominees Limited	160,000
Mineworkers' Pension Scheme a/c: R	125,996
British Coal Staff Superannuation a/c: P	266,277
	1,287,173